Exhibit (a)(1)(A)

Offer To Purchase

All Outstanding Shares of Common Stock

of

BIOVERATIV INC.

at

$105.00 Per Share, Net in Cash

by

BLINK ACQUISITION CORP.,

an indirect, wholly-owned subsidiary of

SANOFI

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., NEW YORK CITY TIME, ON MARCH 7, 2018, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Blink Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of Sanofi, a French société anonyme (“Parent”), is offering to purchase any and all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Bioverativ Inc., a Delaware corporation (the “Company”), at a purchase price of $105.00 per Share in cash (the “Offer Price”) without interest thereon and net of any required tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 21, 2018 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser, pursuant to which, as soon as practicable following (and on the same day as) the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming an indirect, wholly-owned subsidiary of Parent (the “Merger”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) Shares owned by Purchaser, Parent or any direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time, (ii) Shares owned by the Company (or held in the Company’s treasury) or any other direct or indirect wholly-owned subsidiary of the Company immediately prior to the Effective Time or (iii) Shares held by any stockholder who is entitled to demand and has properly exercised and perfected a demand for appraisal of such Shares pursuant to, and who has complied in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost such stockholder’s rights to such appraisal and payment under the DGCL with respect to such Shares) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and net of any required tax withholding.

Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of, among other conditions: (i) the Minimum Tender Condition (as defined below in the “Summary Term Sheet”) and (ii) the Antitrust Condition (as defined below in Section 15 —“Conditions of the Offer”). The Offer also is subject to other conditions as set forth in this Offer to Purchase. See Section 15 —“Conditions of the Offer.” There is no financing condition to the Offer.

The Board of Directors of the Company (the “Company Board”) has unanimously: (i) declared that the Merger Agreement, the Merger and the other transactions contemplated thereby are advisable, fair to and in the best interests of the Company and its stockholders, (ii) adopted and approved the Merger Agreement and approved that the Company enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein, (iii) determined to recommend that the stockholders of the Company (other than Parent and its subsidiaries) accept the Offer and tender their shares to Purchaser pursuant to the Offer, (iv) resolved to take all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other applicable law with respect to a “moratorium,” “control share acquisition,” “business combination,” “fair price” or other forms of anti-takeover laws or regulations that may purport to be applicable will not apply with respect to or as a result of the Merger, the Merger Agreement, and the transactions contemplated thereby and (v) agreed and authorized that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer.

A summary of the principal terms and conditions of the Offer appears in the “Summary Term Sheet” beginning on page ii of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

NEITHER THE OFFER NOR THE MERGER HAS BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR THE MERGER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

IMPORTANT

If your Shares are registered in your name and you wish to tender all or a portion of your Shares to Purchaser in the Offer, you must either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined below in the “Summary Term Sheet”) together with certificates representing the Shares tendered or (ii) follow the procedure for book-entry transfer set forth in Section 3 —“Procedures for Accepting the Offer and Tendering Shares.” If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to the Purchaser and request they effect the transaction for you before the expiration of the Offer.

If you wish to tender Shares and cannot deliver the certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined below in the “Summary Term Sheet”) or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in Section 3 —“Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to the Information Agent (as defined below in the “Summary Term Sheet”) at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other material related to the Offer may be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

i

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety. This summary term sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning the Company contained in this summary term sheet and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by the Company or has been taken from, or is based upon, publicly available documents or records of the Company on file with the Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	All of the issued and outstanding shares of common stock, par value $0.001 per share, of Bioverativ Inc.

Price Offered Per Share	$105.00 in cash, without interest thereon and net of any required tax withholding.

Scheduled Expiration of Offer	One minute past 11:59 p.m., New York City Time, on March 7, 2018, unless the Offer is otherwise extended or earlier terminated.

Purchaser	Blink Acquisition Corp., a Delaware corporation and an indirect, wholly-owned subsidiary of Sanofi.

Company Board Recommendation	The Board of Directors of the Company unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Who is offering to buy my securities?

Blink Acquisition Corp., a Delaware corporation, is offering to purchase any and all of the outstanding Shares at a price per share of $105.00 in cash, without interest thereon and net of any required tax withholding on the terms and subject to the conditions set forth in this Offer to Purchase. Purchaser is an indirect, wholly-owned subsidiary of Parent, and was formed solely for the purpose of facilitating the acquisition of the Company. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. We are a direct, wholly-owned subsidiary of Sanofi-Aventis NA Holding, Inc., a Delaware corporation (“SANH”), and SANH is a direct, wholly-owned subsidiary of Sanofi-Aventis Amérique du Nord, a French société par actions simplifies (“SADN”). SADN is a direct, wholly-owned subsidiary of Parent. Parent is a global life sciences company committed to improving access to healthcare and supporting the people it serves throughout the continuum of care. From prevention to treatment, Parent transforms scientific innovation into healthcare solutions, in human vaccines, rare diseases, multiple sclerosis, oncology, immunology, infectious diseases, diabetes and cardiovascular solutions and consumer healthcare.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Purchaser” to refer to Blink Acquisition Corp. alone, the term “Parent” to refer to Sanofi alone and the term the “Company” to refer to Bioverativ Inc. Unless the context otherwise requires, we use the term “Shares” to refer to shares of common stock of the Company.

See Section 8 — “Certain Information Concerning Parent, Purchaser, and Certain Related Persons.”

What is the class and amount of securities sought pursuant to the Offer?

Purchaser is offering to purchase any and all of the outstanding Shares at the Offer Price in cash, without interest thereon and net of any required tax withholding on the terms and subject to the conditions set forth in this Offer to Purchase. In this Offer to Purchase, we use the term “Offer” to refer to this offer and the term “Shares” to refer to the Shares that are the subject of the Offer.

See Section 1 —“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, the Company. Following the consummation of the Offer, we intend to complete the Merger (as defined below) as soon as practicable (and on the same day as the consummation of the Offer). Upon completion of the Merger, the Company will become an indirect, wholly-owned subsidiary of Parent. In addition, we intend to cause the Shares to be delisted from the NASDAQ Stock Market (“NASDAQ”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after completion of the Merger.

Who can participate in the Offer?

The Offer is open to all record holders and beneficial owners of Shares.

How much are you offering to pay?

Purchaser is offering to pay $105.00 per Share in cash, without interest thereon and net of any required tax withholding. We refer to this amount as the “Offer Price.”

See the “Introduction” to this Offer to Purchase.

Will I have to pay any fees or commissions?

If you are the holder of record of your Shares and you directly tender your Shares to us (through Continental Stock Transfer & Trust Company, which is the depositary and paying agent for the Offer (the “Depositary”) in the Offer, you will not be obligated to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, banker or other nominee, and your broker, banker or other nominee tenders your Shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult such institutions as to whether any service fees or commissions will apply.

See the “Introduction” to this Offer to Purchase and Section 18 —“Fees and Expenses.”

Is there an agreement governing the Offer?

Yes. The Company, Parent and Purchaser have entered into an Agreement and Plan of Merger, dated as of January 21, 2018 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into the Company, with the Company surviving such merger as an indirect, wholly-owned subsidiary of Parent (such merger, the “Merger”).

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 —“Conditions of the Offer.”

What are the material U.S. federal income tax consequences of tendering my Shares in the Offer or having my Shares exchanged for cash pursuant to the Merger?

The receipt of cash in exchange for your Shares in the Offer or, assuming you do not tender your Shares pursuant to the Offer and the Offer and the Merger are consummated, in exchange for your Shares in the Merger, will be a taxable transaction for U.S. federal income tax purposes if you are a U.S. Holder (as defined below). In general, provided that you are a U.S. Holder and hold your Shares as capital assets, you will recognize capital gain or loss in an amount equal to the difference, if any, between (i) the Offer Price and (ii) your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss will be long-term capital gain or loss if you have held the Shares for more than one year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. See Section 5 —“Certain U.S. Federal Income Tax Consequences of the Offer” for a more detailed discussion of the tax treatment of the Offer and the Merger (including for Non-U.S. Holders (as defined below)).

We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

Do you have the financial resources to pay for all of the Shares that Purchaser is offering to purchase pursuant to the Offer?

Yes. We estimate that we will need approximately $11.6 billion to purchase all of the Shares pursuant to the Offer and to complete the Merger. Parent will provide us with sufficient funds to purchase all Shares validly tendered (and not withdrawn) in the Offer and to provide funding for the Merger. Parent expects to fund the Offer and the Merger using cash on hand and borrowings at prevailing effective rates under Parent’s commercial paper program. The Offer is not conditioned upon Parent’s or the Purchaser’s ability to finance the purchase of the Shares pursuant to the Offer.

See Section 9 —“Source and Amount of Funds.”

Is Purchaser’s financial condition relevant to my decision to tender my Shares in the Offer?

We do not think Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	through Parent, we will have sufficient funds available to purchase all Shares validly tendered (and not withdrawn) in the Offer and, if we consummate the Offer and the Merger, all Shares converted into the right to receive the Offer Price in the Merger; and

•	the Offer and the Merger are not subject to any financing or funding condition.

See Section 9 — “Source and Amount of Funds” and Section 11 —“The Merger Agreement; Other Agreements.”

Is there a minimum number of Shares that must be tendered in order for you to purchase any securities?

Yes. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to various conditions set forth in Section 15 —“Conditions of the Offer,” including, among other conditions, the Minimum Tender Condition. The “Minimum Tender Condition” means that the number of Shares validly tendered and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)), together with any Shares owned by Parent and its affiliates, represent at least a majority of the Shares outstanding immediately prior to the expiration of the Offer.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one minute past 11:59 p.m., New York City Time, on the Expiration Date (the “Offer Expiration Time”) to tender your Shares in the Offer. The term “Expiration Date” means March 7, 2018, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger

v

Agreement, in which event the term “Expiration Date” means such subsequent date. In addition, if, pursuant to the Merger Agreement, we decide to, or are required to, extend the Offer as described below, you will have an additional opportunity to tender your Shares.

If you cannot deliver everything required to make a valid tender by the scheduled Offer Expiration Time, you may still participate in the Offer by using the guaranteed delivery procedures that are described in Section 3 —“Procedures for Accepting the Offer and Tendering Shares” prior to the scheduled expiration of the Offer.

See Section 1 — “Terms of the Offer” and Section 3 —“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. The Merger Agreement provides that, subject to the parties’ respective termination rights in the Merger Agreement, Purchaser will (and Parent will cause Purchaser to) extend the Offer:

(i)	for any period required by any applicable rule, regulation, interpretation or position of the SEC or the staff thereof or NASDAQ (including in order to comply with Exchange Act Rule 14e-1(b) in respect of any change in the Offer Price) or as may be necessary to resolve any comments of the SEC or the staff thereof or NASDAQ, in each case, as applicable to the Offer, the Schedule 14D-9 (as defined below) or the documents related to the Offer; and

(ii)	if, as of any then-scheduled Offer Expiration Time, the Minimum Tender Condition or any of the other conditions to Purchaser’s obligation to accept for payment and pay for the Shares set forth on Annex A to the Merger Agreement and described below under Section 15 —“Conditions of the Offer” (the “Offer Conditions”) is not satisfied and has not been waived by Parent or Purchaser (to the extent permitted under the Merger Agreement), on one or more occasions in consecutive increments of up to ten (10) business days each (or such longer or shorter period as the parties to the Merger Agreement may agree) in order to permit the satisfaction of such Offer Conditions. Without the Company’s written consent, Purchaser will not, and without Parent’s prior written consent, Purchaser will not be required to, extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement in accordance therewith and (y) the End Date. The “End Date” means May 22, 2018 or, if on May 22, 2018 the Antitrust Condition (as defined below in Section 15 —“Conditions of the Offer”) has not been satisfied but all of the other Offer Conditions have been satisfied or waived, then the End Date will automatically be extended one time (but not more than one time) by a period of 120 calendar days.

See Section 1 — “Terms of the Offer” and Section 11 —“The Merger Agreement; Other Agreements.”

Will there be a subsequent offering period?

It is not expected that there will be, and the Merger Agreement does not provide for, a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act.

See Section 1 —“Terms of the Offer.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of any extension, and will issue a press release announcing the extension no later than 9:00 a.m., New York City Time, on the next business day after the previously scheduled Expiration Date.

See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of a number of conditions by one minute past 11:59 p.m., New York City Time, on the scheduled Expiration Date, including, among other conditions:

•	the Minimum Tender Condition;

•	the Company having received and delivered to Biogen, Inc. and Parent a copy of the tax opinion required by the Tri-Party Agreement (as defined below) and the requirement that the Company deliver such tax opinion pursuant to the Tax Matters Agreement (as defined below) having been satisfied pursuant to the Tri-Party Agreement (see Section 11 —“The Merger Agreement; Other Agreements —Other Agreements — Tri-Party Agreement”);

•	the Antitrust Condition (as defined below in Section 15 —“Conditions of the Offer”);

•	the accuracy of the Company’s representations and warranties set forth in the Merger Agreement, and the performance of the Company’s covenants set forth in the Merger Agreement, in each case, to specified standards of materiality; and

•	no Company Material Adverse Effect (as defined in Section 11 —“The Merger Agreement; Other Agreements) having occurred.

The above Offer Conditions are further described, and other Offer Conditions are described, below in Section 15 — “Conditions of the Offer.” The Offer is not subject to any financing condition.

How do I tender my Shares?

If you hold your Shares directly as the registered owner and such Shares are represented by stock certificates, you may tender your Shares in the Offer by delivering the certificates representing your Shares, together with a properly completed and signed Letter of Transmittal (or a facsimile thereof) and any other documents required by the Letter of Transmittal, to the Depositary, not later than the Expiration Date. If you hold your Shares as the registered owner and such Shares are represented by book-entry positions, you may follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase, not later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

If you are unable to deliver everything that is required to tender your Shares to the Depositary by the Expiration Date, you may obtain a limited amount of additional time by having a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the notice.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

If I accept the Offer, how will I get paid?

If the Offer Conditions are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate purchase price for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting payments net of any withholding required by applicable law, to tendering stockholders whose Shares have been accepted for payment.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until one minute past 11:59 p.m., New York City Time, on the Expiration Date. In addition, if we have not accepted your Shares for payment by the end of April 8, 2018, you may withdraw them at any time after that date until we accept your Shares for payment.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

Has the Offer been approved by the Board of Directors of the Company?

Yes. The Board of Directors of the Company (the “Company Board”) has unanimously: (i) declared that the Merger Agreement, the Merger and the other transactions contemplated thereby are advisable, fair to and in the best interests of the Company and its stockholders, (ii) adopted and approved the Merger Agreement and approved that the Company enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein, (iii) determined to recommend that the stockholders of the Company (other than Parent and its subsidiaries) accept the Offer and tender their shares to Purchaser pursuant to the Offer, (iv) resolved to take all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other applicable law with respect to a “moratorium,” “control share acquisition,” “business combination,” “fair price” or other forms of anti-takeover laws or regulations that may purport to be applicable will not apply with respect to or as a result of the Merger, the Merger Agreement, and the transactions contemplated thereby and (v) agreed and authorized that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer (the matters described in clauses (i) through (v), the “Board Recommendation”).

More complete descriptions of the reasons for the Company Board’s recommendation and approval of the Offer and the Merger are set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 under the sub-headings “Background of the Offer and Merger” and “Reasons for Recommendation.”

If Shares tendered pursuant to the Offer are purchased by Purchaser, will the Company continue as a public company?

No. We expect to complete the Merger as soon as practicable following and on the same day as the consummation of the Offer. Once the Merger takes place, the Company will be an indirect, wholly-owned subsidiary of Parent. Following the Merger, we intend to cause the Shares to be delisted from NASDAQ and deregistered under the Exchange Act.

See Section 13 — “Certain Effects of the Offer.”

Will a meeting of the Company’s stockholders be required to approve the Merger?

No. Section 251(h) of the DGCL provides that, unless expressly required by its certificate of incorporation, no vote of stockholders will be necessary to authorize the merger of a constituent corporation whose shares are listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the applicable agreement of merger by such constituent corporation if, subject to certain statutory provisions:

•	the agreement of merger expressly permits or requires that the merger shall be effected by Section 251(h) of the DGCL and provides that such merger be effected as soon as practicable following the consummation of the tender offer;

•	an acquiring corporation consummates a tender offer for any and all of the outstanding stock of such constituent corporation (other than any shares held by the constituent corporation, the corporation making such offer, any person that owns, directly or indirectly, all of the outstanding stock of the corporation making the offer, and any direct or indirect wholly-owned subsidiaries of any of the foregoing);

•	following the consummation of the tender offer, the acquiring corporation holds at least the amount of shares of each class of stock of such constituent corporation that would otherwise be required to adopt the agreement of merger for such constituent corporation; and

•	each outstanding share of each class or series of stock of the constituent corporation that is the subject of and not irrevocably accepted for purchase in the offer is converted in such merger into the same consideration for their stock in the merger as was payable in the tender offer.

If the conditions to the Offer and the Merger are satisfied or waived (to the extent waivable), we are required by the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL without a meeting of the Company’s stockholders and without a vote or any further action by the stockholders.

If I do not tender my Shares but the Offer is consummated, what will happen to my Shares?

If the Offer is consummated and no governmental authority having jurisdiction over any Party to the Merger Agreement has issued any order, and no applicable law or other legal restraint, injunction or prohibition is in effect, that makes consummation of the Merger illegal or otherwise prohibited, Purchaser is required under the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL. At the effective time of the Merger (the “Effective Time”), all of the then issued and outstanding Shares (other than (i) Shares owned by Purchaser, Parent, or any other direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time, (ii) Shares owned by the Company (or held in the Company’s treasury) or any direct or indirect wholly-owned subsidiary of the Company, or (iii) Shares held by any stockholder that is entitled to demand appraisal and who has properly exercised and perfected a demand for appraisal of such Shares pursuant to, and who has complied in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost such stockholder’s rights to such appraisal and payment under the DGCL with respect to such Shares) will be converted in the Merger into the right to receive an amount equal to the Offer Price (without interest thereon and net of any required tax withholding).

If the Merger is completed, the Company’s stockholders who do not tender their Shares in the Offer (other than stockholders who properly exercise appraisal rights) will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer is consummated and the

Merger is completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer, but will be available to you in the Merger if you do not tender Shares in the Offer and otherwise comply in all respects with the requirements for appraisal under Section 262 of the DGCL. See Section 17 —“Appraisal Rights.”

In the unlikely event that the Offer is consummated but the Merger is not completed, the number of the Company’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, in such event, it is possible that the Shares will be delisted from NASDAQ, and the Company will no longer be required to make filings with the SEC under the Exchange Act or will otherwise not be required to comply with the rules relating to publicly held companies to the same extent as it is now.

See the “Introduction” to this Offer to Purchase, Section 11 – “The Merger Agreement; Other Agreements” and Section 13 — “Certain Effects of the Offer.”

What will happen to my stock options and restricted stock units (if any) in the Offer?

The Offer is being made only for Shares, and not for outstanding stock options or restricted stock units issued by the Company. Holders of outstanding vested but unexercised stock options or restricted stock units that have not yet been settled in Shares issued by the Company may participate in the Offer only if they first exercise such stock options or are issued Shares in respect of such restricted stock units in accordance with the terms of the applicable equity incentive plan and other applicable agreements of the Company and tender the Shares, if any, issued upon such exercise or in connection with such settlement. Any such exercise or settlement should be completed sufficiently in advance of the Expiration Date to assure the holder of such outstanding stock options or restricted stock units that the holder will have sufficient time to comply with the procedures for tendering Shares described below in Section 3 —“Procedures for Accepting the Offer and Tendering Shares.”

Immediately prior to the consummation of the Offer (and contingent upon the consummation of the Offer), each stock option of the Company that is outstanding, whether vested or unvested, subject to the terms and conditions set forth in the Merger Agreement, will become fully vested and be cancelled, and, each holder of such stock option will be entitled to receive from the Company a lump sum cash payment in the amount, if any, of the Option Consideration. The “Option Consideration” means, with respect to any stock option, an amount equal to the product of (x) the number of Shares issuable under such stock option multiplied by (y) the excess of (i) the Offer Price over (ii) the exercise price payable in respect of each Share issuable under such stock option, less any applicable withholdings for taxes.

The Merger Agreement also provides that, immediately prior to and contingent upon the consummation of the Offer, automatically and without any required action on the part of the holder thereof, each restricted stock unit that is outstanding, subject to the terms and conditions set forth in the Merger Agreement, will terminate and be cancelled and each holder of such restricted stock unit will be entitled to receive from the Company, in settlement of each such restricted stock unit, the Offer Price for each Share underlying such restricted stock unit, less any applicable withholdings for taxes, except that the cash payment with respect to any Company restricted stock unit granted after the date of the Merger Agreement to employees who are not executive officers will not be vested, and instead will become vested and payable on December 31, 2018, subject to the employee’s continued employment with the Company or its affiliates, or upon any earlier termination without cause or constructive termination under the applicable severance plan. At or prior to the consummation of the Offer, the Company, the Company Board and the Compensation Committee of the Company Board, as applicable, are required to adopt resolutions and take any actions that are necessary to effectuate the provisions of the Merger Agreement with respect to the Company stock options and Company restricted stock units.

See Section 11 — “The Merger Agreement; Other Agreements.”

x

What is the market value of my Shares as of a recent date?

On January 19, 2018, the last full day of trading before we announced the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $64.11 per Share. On February 6, 2018, the last full day of trading before commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $103.24 per Share. We encourage you to obtain current market quotations for Shares before deciding whether to tender your Shares.

See Section 6 — “Price Range of Shares; Dividends on the Shares.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

No.

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if Purchaser purchases Shares pursuant to the Offer, and the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter lose such holders’ appraisal rights (by withdrawal, failure to perfect or otherwise), will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, thereon. The “fair value” could be greater than, less than or the same as the Offer Price.

See Section 17 — “Appraisal Rights.”

Whom should I call if I have questions about the Offer?

You may call MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”), toll free at (800) 322-2885. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

Blink Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of Sanofi, a French société anonyme (“Parent”), is offering to purchase any and all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Bioverativ Inc., a Delaware corporation (the “Company”), at a purchase price of $105.00 per Share in cash (the “Offer Price”) without interest thereon and net of any required tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 21, 2018 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser, pursuant to which, as soon as practicable following (and on the same day as) the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming an indirect, wholly-owned subsidiary of Parent (the “Merger”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) Shares owned by Purchaser, Parent or any other direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time, (ii) Shares owned by the Company (or held in the Company’s treasury) or any direct or indirect wholly-owned subsidiary of the Company immediately prior to the Effective Time or (iii) Shares held by any stockholder who is entitled to demand appraisal and has properly exercised and perfected a demand for appraisal of such Shares pursuant to, and who has complied in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost such stockholder’s rights to such appraisal and payment under the DGCL with respect to such Shares) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and net of any required tax withholding. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares. The Merger Agreement is more fully described in Section 11 – “The Merger Agreement; Other Agreements.”

Tendering stockholders who are the holders of record of their Shares and who tender directly to Continental Stock Transfer & Trust Company, which is the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Section 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Board of Directors of the Company (the “Company Board”) has unanimously: (i) declared that the Merger Agreement, the Merger and the other transactions contemplated thereby are advisable, fair to and in the best interests of the Company and its stockholders, (ii) adopted and approved the Merger Agreement and approved that the Company enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein, (iii) determined to recommend that the stockholders of the Company (other than Parent and its subsidiaries) accept the Offer and tender their shares to Purchaser pursuant to the Offer, (iv) resolved to take all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other applicable law with respect to a “moratorium,” “control share acquisition,” “business combination,” “fair price” or other forms of anti-takeover laws or regulations that may purport to be applicable will not apply with respect to or as a result of the Merger, this Agreement, and the Transactions (as defined below) and (v) agreed and authorized that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer.

More complete descriptions of the Company Board’s reasons for recommending that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (collectively, the “Transactions”), are set forth in the Company’s Solicitation/Recommendation Statement on the Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 under the sub-headings “Background of the Offer and Merger” and “Reasons for Recommendation.”

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of, among other conditions: (i) the Minimum Tender Condition and (ii) the Antitrust Condition (as defined below in Section 15 – “Conditions of the Offer”), which includes the expiration or termination of the waiting period applicable to Purchaser’s purchase of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The “Minimum Tender Condition” means that the number of Shares validly tendered and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)), together with any Shares owned by Parent and its affiliates, represent at least a majority of the Shares outstanding immediately prior to the expiration of the Offer. The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 15 – “Conditions of the Offer.” There is no financing condition to the Offer. The first time as of which Purchaser accepts any Shares for payment pursuant to the Offer is referred to as the “Acceptance Time.”

The Company has advised Parent that the Company Board has received the separate opinions of Guggenheim Securities LLC (“Guggenheim”) and J.P. Morgan Securities LLC (“J.P. Morgan”), the financial advisors to the Company, to the effect that, as of the date of each such opinion and based upon and subject to the limitations, qualifications, assumptions and conditions set forth therein, the Offer Price to be paid to the holders of Shares in the Offer and the Merger (in their capacity as such and other than Parent and Purchaser) is fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan, dated as of January 21, 2018, and the written opinion of Guggenheim, dated as of January 21, 2018, are attached as Annexes I and II to the Schedule 14D-9, respectively. Each of Guggenheim and J.P. Morgan provided its opinion for the information and assistance of the Company Board in connection with its consideration of the transactions contemplated by the Merger Agreement. The separate opinions of Guggenheim and J.P. Morgan do not constitute any recommendation as to whether or not you should tender your Shares in connection with the Offer.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY IN ITS ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer

Purchaser is offering to purchase any and all of the outstanding Shares at the Offer Price in cash, without interest thereon and net of any required tax withholding. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and, promptly after (and in any event no more than 3 business days after) the Expiration Date pay for, all Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) validly tendered prior to one minute past 11:59 p.m., New York City Time, on the Expiration Date (the “Offer Expiration Time”) and not validly withdrawn as described in Section 4 – “Withdrawal Rights.” The term “Expiration Date” means March 7, 2018, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition and the other conditions described in Section 15 – “Conditions of the Offer.”

The Merger Agreement provides that, subject to the parties’ respective termination rights in the Merger Agreement, Purchaser will (and Parent will cause Purchaser to) extend the Offer:

(i)	for any period required by any applicable rule, regulation, interpretation or position of the SEC or the staff thereof or NASDAQ (including in order to comply with Exchange Act Rule 14e-1(b) in respect of any change in the Offer Price) or as may be necessary to resolve any comments of the SEC or the staff thereof or NASDAQ, in each case, as applicable to the Offer, the Schedule 14D-9 or the documents related to the Offer; and

(ii)	if, as of any then-scheduled Offer Expiration Time, the Minimum Tender Condition or any of the other conditions to Purchaser’s obligation to accept for payment and pay for the Shares set forth on Annex A to the Merger Agreement and described below under Section 15 – “Conditions of the Offer” (the “Offer Conditions”) is not satisfied and has not been waived by Parent or Purchaser (to the extent permitted under the Merger Agreement) on one or more occasions in consecutive increments of up to ten (10) business days each (or such longer or shorter period as the parties to the Merger Agreement may agree) in order to permit the satisfaction of such Offer Conditions. Without the Company’s written consent, Purchaser will not, and without Parent’s prior written consent, Purchaser will not be required to, extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement in accordance therewith and (y) the End Date. The “End Date” means May 22, 2018 or, if on May 22, 2018 the Antitrust Condition (as defined below in Section 15 – “Conditions of the Offer”) has not been satisfied but all of the other Offer Conditions have been satisfied or waived, then the End Date will automatically be extended one time (but not more than one time) by a period of 120 calendar days. Except as otherwise permitted by the Merger Agreement, Parent and Purchaser will not terminate the Offer prior to the Offer Expiration Time. See Section 11 – “The Merger Agreement; Other Agreements – Termination of the Merger Agreement.”

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 – “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC and other applicable laws and regulations, we expressly reserve the right to waive any Offer Condition at any time and from time to time, to increase the Offer Price and to make any other changes in the terms and conditions of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to holders of Shares, and with respect to a change in price or a change in the percentage of securities sought, a minimum ten (10) business day period generally is required to allow for adequate dissemination to holders of Shares and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the Offer Conditions. Notwithstanding any other provision of the Offer or the Merger Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment or (subject to any such rules and regulations) the payment for, any tendered Shares, and may terminate or amend the Offer, in accordance with and subject to the terms of the Merger Agreement, if any of the Offer Conditions has not been satisfied at the Offer Expiration Time. Under certain circumstances described in the Merger Agreement, we may terminate the Merger Agreement.

The Company has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares

Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of the Offer Conditions set forth in Section 15 – “Conditions of the Offer,” we will accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly. Subject to compliance with Rule 14e-1(c) and Rule 14d-11(e) under the Exchange Act, as applicable, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See Section 16 – “Certain Legal Matters; Regulatory Approvals.”

In the case of certificated Shares, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) pursuant to the procedures set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal.

In the case of book-entry Shares, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or an “Agent’s Message” in lieu thereof and (iii) any other documents required by the Letter of Transmittal. The term “Agent’s Message” means a message, transmitted through electronic means by DTC in accordance with the normal procedures of DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of, the Letter of Transmittal, and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 – “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates representing unpurchased shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either: (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Offer Expiration Time; or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such

Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Offer Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.” Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees for Shares. No signature guarantee is required on the Letter of Transmittal: (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder or holders have completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signers of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person or persons other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery for Shares. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Offer Expiration Time, or such stockholder cannot complete the procedure for delivery by book- entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Offer Expiration Time by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within two (2) NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at

DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu thereof and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.

THE METHOD OF DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS WILL BE DEEMED MADE, AND RISK OF LOSS THEREOF SHALL PASS, ONLY WHEN THEY ARE ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER OF SHARES, BY BOOK-ENTRY CONFIRMATION WITH RESPECT TO SUCH SHARES). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Tender Constitutes Binding Agreement. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction and the terms of the Merger Agreement, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment as Proxy. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment the Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders of the Company.

Options and Restricted Stock Units. The Offer is being made only for Shares, and not for outstanding stock options or restricted stock units issued by the Company. Holders of outstanding vested but unexercised stock options or restricted stock units that have not yet been settled in Shares issued by the Company may participate in the Offer only if they first exercise such stock options or are issued Shares in respect of such restricted stock units in accordance with the terms of the applicable equity incentive plan and other applicable agreements of the Company and tender the Shares, if any, issued upon such exercise or in connection with such settlement. Any such exercise or settlement should be completed sufficiently in advance of the Expiration Date to assure the holder of such outstanding stock options or restricted stock units will have sufficient time to comply with the procedures for tendering Shares described in this Section 3. See Section 11 – “The Merger Agreement; Other Agreements” for additional information regarding the treatment of outstanding equity awards in the Merger.

Employee Stock Purchase Plan. The Offer is being made only for Shares, and therefore participants in the Company’s 2017 Employee Stock Purchase Plan (the “ESPP”) may participate in the Offer only to the extent that the amounts accrued in a participant’s account for the current offering period are used to purchase Shares from the Company pursuant to the terms of the Merger Agreement and the ESPP and such Shares are issued prior to the expiration of the Offer. When a participant receives Shares purchased from the Company under the ESPP, the participant must comply with the procedures for tendering Shares described in this Section 3 prior to the expiration of the Offer. See Section 11 – “The Merger Agreement; Other Agreements” for additional information regarding the ESPP.

Information Reporting and Backup Withholding. Payments made to stockholders of the Company in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding of U.S. federal income tax on payments for Shares made in the Offer or the Merger (currently at a rate of 24%). To avoid backup withholding and potential penalties, any U.S. stockholder that does not otherwise establish an exemption should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, listing such U.S. stockholder’s correct taxpayer identification number and certifying that such stockholder is a U.S. person, that the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Any foreign stockholder should submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to such stockholder’s exempt foreign status in order to qualify for an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund from the IRS or a credit against a stockholder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, or as provided by applicable law, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Offer Expiration Time. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after April 8, 2018 if Purchaser has not accepted them for payment by the end of April 8, 2018.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Offer Expiration Time.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5.	Certain U.S. Federal Income Tax Consequences of the Offer

The following discussion is a summary of certain U.S. federal income tax consequences of the disposition of the Shares in the Offer and the Merger to stockholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The summary is for general information purposes only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to stockholders of the Company. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof in effect as of the date of this Offer, all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to stockholders of the Company in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This summary does not address foreign, state or local tax consequences of the Offer or the Merger, nor does it purport to address the U.S. federal income tax consequences of the transactions to special classes of taxpayers (e.g., foreign taxpayers, except as specifically described below, small business investment companies, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes, United States persons whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, stockholders who received Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, as restricted stock or otherwise as compensation, and stockholders that beneficially own (actually or constructively), more than 5% of the total fair market value of the Shares). In addition, this summary does not address U.S. federal taxes other than income taxes.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is or is treated as: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a United States person for U.S. federal income tax purposes. This summary uses the term “Non-U.S. Holder” to mean a beneficial owner of Shares (other than a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership, or another entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for U.S. federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

Tax Consequences to U.S. Holders. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received (determined before the deduction of any withholding tax) and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss, provided that a U.S. Holder’s holding period for such block of Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Long-term capital gain recognized by an individual upon a disposition of a Share generally will be subject to a maximum U.S. federal income tax rate of 20%. In addition, certain non-corporate stockholders may be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of the gain recognized in connection with the Offer or the Merger. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at short-term capital gains tax rates. Certain limitations apply to the use of a U.S. Holder’s capital losses.

Tax Consequences to Non-U.S. Holders. Generally, the exchange of Shares for cash pursuant to the Offer or the Merger will not be a taxable transaction to Non-U.S. Holders for U.S. federal income tax purposes, unless: (i) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more during the taxable year of the Offer or Merger, as the case may be, and certain other conditions are met; (ii) the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or (iii) the Company is or has been a United States real property holding corporation, or “USRPHC,” for

U.S. federal income tax purposes at any time within the five-year period preceding the Offer or the Merger, as the case may be, the Non-U.S. Holder owned more than 5% of the Shares at any time within that five-year period, and certain other conditions are satisfied. The Company represented in the Merger Agreement that it is not a USRPHC.

In the case of clause (i) of the preceding paragraph, gain generally will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty), net of applicable U.S.-source losses from sales or exchanges of other capital assets recognized by such Non-U.S. Holder during the taxable year. In the case of clause (ii) of the preceding paragraph, unless a tax treaty provides otherwise, gain will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. Holder. A Non-U.S. Holder that is a foreign corporation also may be subject to a 30% branch profits tax (or applicable lower treaty rate) with respect to gain recognized under clause (ii). Non-U.S. Holders are urged to consult their tax advisors as to any applicable tax treaties that might provide for different rules.

A U.S. Holder or Non-U.S. Holder whose Shares are purchased pursuant to the Offer or exchanged for cash pursuant to the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends on the Shares

The Shares currently trade on NASDAQ under the symbol “BIVV.” The following table sets forth the high and low sale prices per Share for each quarterly period within the preceding fiscal year, as reported by NASDAQ:

	High	Low
Fiscal Year Ending December 31, 2017
First Quarter*	$55.16	$41.88
Second Quarter	$63.23	$51.06
Third Quarter	$64.41	$54.12
Fourth Quarter	$60.74	$48.28
Fiscal Year Ending December 31, 2018
First Quarter (through February 6, 2018)	$104.30	$53.53

*	On February 1, 2017, the Company was separated from its former parent Biogen, Inc. through the distribution of all outstanding Shares to Biogen stockholders. The Company commenced regular-way trading of the Shares on February 2, 2017.

On January 19, 2018, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on NASDAQ was $64.11 per Share. On February 6, 2018, the last full day of trading before commencement of the Offer, the closing price of the Shares on NASDAQ was $103.24 per Share. Stockholders are urged to obtain current market quotations for the Shares.

The Company has not declared or paid dividends to date and does not anticipate doing so.

7.	Certain Information Concerning the Company

The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information regarding the Company. Neither Parent nor Purchaser has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information is untrue. However, neither Parent nor Purchaser assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such filings, or for any failure by the Company to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to Parent or Purchaser.

General. The Company was incorporated as a Delaware corporation on August 4, 2016. The address of the Company’s principal executive offices and the Company’s phone number at its principal executive offices are as set forth below:

Bioverativ Inc.

225 Second Avenue

Waltham, Massachusetts, 02451

(781) 663-4400

In connection with our due diligence review of the Company, the Company made available to us certain financial information described under the heading “Certain Unaudited Prospective Financial Information of the Company” in Item 4. – “The Solicitation or Recommendation” of the Schedule 14D-9.

The information contained in the section titled “Price Range of Shares; Dividends on the Shares” is incorporated herein by reference.

Additional Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information concerning the Company’s directors and officers, their compensation, stock options and restricted stock units granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters will be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including the Company, that file electronically with the SEC.

8.	Certain Information Concerning Parent, Purchaser and Certain Related Persons

Purchaser is a Delaware corporation and an indirect, wholly-owned subsidiary of Parent, and was formed solely for the purpose of facilitating the acquisition of the Company. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. Upon consummation of the Merger, Purchaser will merge with and into the Company and will cease to exist, with the Company surviving the Merger as an indirect wholly-owned subsidiary of Parent. The business address and business telephone number of Purchaser are as set forth below:

Blink Acquisition Corp.

500 Kendall Street

Cambridge, MA 02142

+1 (617) 252-7500

Parent is a French société anonyme. Parent is a global life sciences company committed to improving access to healthcare and supporting the people it serves throughout the continuum of care. From prevention to treatment, Parent transforms scientific innovation into healthcare solutions, in human vaccines, rare diseases, multiple sclerosis, oncology, immunology, infectious diseases, diabetes and cardiovascular solutions and consumer healthcare. The business address and business telephone number of Parent are as set forth below:

Sanofi

54, Rue La Boétie

75008 Paris, France

+ 33 1 53 77 40 00

Sanofi-Aventis NA Holding, Inc. (“SANH”) is a Delaware corporation and an indirect, wholly-owned subsidiary of Parent, and was formed solely for the purpose of facilitating the acquisition of the Company. SANH is the sole stockholder of Purchaser. SANH has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. The business address and business telephone number of SANH are as set forth below:

Sanofi-Aventis NA Holding, Inc.

500 Kendall Street

Cambridge, MA 02142

+1 (617) 252-7500

Sanofi-aventis Amérique du Nord (“SADN”) is a French société par actions simplifies, the sole stockholder of SANH and a direct wholly-owned subsidiary of Parent that holds certain operating assets of Parent. SADN’s principal executive offices are located at 54, Rue La Boétie, 75008 Paris, France and its telephone number at that address is + 33 1 53 77 40 00.

The summary information set forth in this Section 8 is qualified in its entirety by reference to Parent’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the more comprehensive financial and other information in such filings and other publicly available information.

The name, business address, citizenship, current principal occupation or employment, and five-year employment history of each director and executive officer of Purchaser, Parent, SANH and SADN and certain other information are set forth in Schedule I to this Offer to Purchase.

During the last five years, none of Purchaser, Parent, SANH or SADN or, to the best knowledge of Purchaser, Parent, SANH and SADN, any of the persons listed in Schedule I to this Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

As of February 6, 2018, Parent directly beneficially owns no Shares.

Except as set forth in Schedule I to this Offer to Purchase: (i) none of Purchaser, Parent, SANH, SADN or, to the knowledge of Purchaser, Parent, SANH and SADN, the persons listed in Schedule I hereto beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Purchaser, Parent, SANH, SADN or, to the knowledge of Purchaser and Parent, any of the other persons referred to in clause (i) above has effected any transaction with respect to the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Purchaser, Parent, SANH, SADN or, to the knowledge of Purchaser, Parent, SANH and SADN, the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to

Purchase, there have been no transactions between any of Purchaser, Parent, their subsidiaries or, to the knowledge of Purchaser, Parent, SANH and SADN, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser, Parent, their subsidiaries or, to the knowledge of Purchaser, Parent, SANH and SADN, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Additional Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds

We estimate that we will need approximately $11.6 billion to purchase all of the Shares pursuant to the Offer and to complete the Merger. Parent will provide us with sufficient funds to purchase all Shares validly tendered (and not withdrawn) in the Offer and to provide funding for the Merger. Parent expects to fund the Offer and the Merger using cash on hand and borrowings at prevailing effective rates under Parent’s commercial paper program.

The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer.

10.	Background of the Offer; Past Contacts or Negotiations with the Company

The following is a description of contacts between representatives of Parent and representatives of the Company that resulted in the execution of the Merger Agreement and the other agreements related to the Offer. For a review of the Company’s activities relating to these contacts, please refer to the Schedule 14D-9.

Background of the Offer

As part of Parent’s ongoing evaluation of its business and strategic opportunities, the Strategic Committee of the Board of Directors and members of senior management of Parent regularly evaluate a variety of potential licensing, partnering, research and development, collaboration and strategic acquisition transactions with third parties, including companies that have developed and commercialized products in clinical areas that complement or further Parent’s product portfolio and strategic plan, such as the Company.

On May 8, 2017, a representative of Lazard, on behalf of Parent, met with a representative of the Company to discuss a potential transaction involving Parent and the Company.

On May 12, 2017, a representative of Parent contacted a representative of the Company to indicate Parent’s interest in discussing a potential transaction involving the companies. During a follow-up call on May 15, 2017 between a representative of Parent and a representative of the Company, a meeting was scheduled for May 19, 2017.

On May 19, 2017, representatives of Parent met with representatives of the Company in Greenwich, Connecticut to discuss a possible transaction involving Parent and the Company. At this initial meeting, Parent made an informal, non-binding offer to acquire all of the outstanding shares of the Company at a price in the range of $90 per share in cash.

During the week of May 22, 2017, during a teleconference between a representative of Parent and a representative of the Company, the Company representative indicated that the Company was not interested in a potential transaction at that time and intended to continue as a standalone company.

On June 13, 2017, a representative of Lazard met with a representative of the Company and discussed, among other things, a potential transaction involving Parent and the Company. Neither party discussed the potential terms of any such transaction. Following the meeting, there was no further contact between Parent and the Company, or their respective advisors, with respect to a potential transaction until September 2017.

On September 12, 2017, a representative of Parent contacted a representative of the Company to set up a meeting to revisit whether there was any interest in a potential transaction involving Parent and the Company. On September 15, 2017, a representative of Parent and a representative of the Company had a teleconference regarding a potential transaction involving the acquisition of the Company by Parent, during which, neither person discussed the potential terms of any such transaction and the Company representative indicated that the Company was not interested in a potential transaction at that time.

On October 20, 2017, a representative of Lazard met with a representative of the Company to discuss the Company’s interest in a potential transaction with Parent, during which, the representative of the Company indicated that the Company may be interested in a potential transaction but that the price previously proposed by Parent was insufficient.

On November 3, 2017, a representative of Parent called a representative of the Company and informed them that Parent intended to submit a non-binding offer to acquire all of the outstanding shares of the Company at a price of $98.50 per share in cash. Later on November 3, 2017, Parent delivered to the Company a non-binding proposal offering to acquire all of the outstanding shares of the Company at such price, which represented a premium of approximately 84% to the Company’s closing share price on November 2, 2017.

On November 16, 2017, a representative of Parent contacted a representative of the Company to request an update regarding the non-binding proposal that Parent had delivered on November 3, 2017, during which the Company representative indicated that the offer was under review by the Company.

On November 27, 2017, a representative of the Company contacted a representative of Parent and indicated that the Company Board had determined that Parent’s November 3, 2017 offer was insufficient but that the Company was willing to arrange for a management presentation by the Company’s senior management. On November 29, 2017, a representative of Parent called the representative of the Company and accepted the proposed management presentation, which was subsequently scheduled to be held on December 18, 2017.

On December 1, 2017, representatives of Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”), legal counsel to the Company, delivered a draft confidentiality agreement to Weil.

On December 2, 2017, representatives of Weil sent Paul Weiss a revised draft of the confidentiality agreement, which, among other things, imposed mutual obligations on the parties with respect to the non-disclosure and use of the other party’s confidential information.

On December 4, 2017, the parties agreed on the terms of the confidentiality agreement and on December 5, 2017, Parent and the Company executed the confidentiality agreement (which was dated as of December 4, 2017 and included customary standstill provisions) described in Section 11 – “The Merger Agreement; Other Agreements – Other Agreements – Confidentiality Agreement.

On December 18, 2017, following a series of discussions between representatives of Lazard and representatives of the Company’s financial advisors and the Company, representatives of Parent together with its financial and legal advisors met with representatives of the Company, together with representatives of Guggenheim Securities, LLC (“Guggenheim”) and J.P. Morgan Securities LLC (“J.P. Morgan”), the Company’s financial advisors, and representatives of Paul Weiss at the offices of Paul Weiss in New York, New York for a management presentation, which included a review of the Company’s business, products and pipeline, operations and projections.

Following the management presentation, on December 20, 2017 and December 21, 2017, representatives of Lazard provided the Company’s financial advisors with a list of follow-up questions and engaged in discussions with the Company’s financial advisors to facilitate providing responses to Parent’s questions.

Between December 24, 2017 and January 3, 2018, representatives of Parent and the Company and, in certain instances, their respective financial advisors held a series of telephone calls with respect to Parent’s follow-up requests arising out of the December 18, 2017 management presentation.

On December 27, 2017, a representative of Lazard sent an email to representatives of Guggenheim and J.P. Morgan to suggest scheduling a meeting between representatives of Parent and the Company. On December 29, 2017, a representative of Lazard also contacted a representative of the Company by telephone to suggest scheduling a meeting between the companies, including their respective chief executive officers, on January 3, 2018.

On January 3, 2018, representatives of Parent, Lazard and Weil met with representatives of the Company, Guggenheim, J.P. Morgan and Paul Weiss, both in person and by videoconference, at Weil’s office in New York, New York to discuss the potential economic terms of the proposed transaction. At the meeting, representatives of Parent indicated that it would be willing to make an offer to acquire all of the outstanding shares of the Company for a price of $101.50 per share in cash, which representatives of the Company indicated was inadequate.

On January 4, 2018, following a series of discussions between representatives of Lazard and representatives of the Company’s financial advisors and the Company, Parent indicated that it would be willing to pursue a transaction at a price of $105.00 per share in cash, representing a premium of approximately 90% to the Company’s closing share price on January 3, 2018, subject to Parent’s successful completion of due diligence and the Company’s agreement to engage exclusively with Parent.

Later on January 4, 2018, Weil sent Paul Weiss a draft exclusivity agreement, proposing that the Company agree to negotiate exclusively with Parent regarding a potential transaction involving the companies through January 26, 2018.

On January 5, 2018, Paul Weiss delivered a revised draft of the exclusivity agreement to Weil and the parties agreed to the terms of the agreement. On January 6, 2018, Parent and the Company executed the Exclusivity Agreement (which was dated as of January 5, 2018 and provided Parent with exclusivity to negotiate the potential acquisition of all of the outstanding shares of the Company at the agreed price of $105 per share in cash through January 26, 2018) described in Section 11 – “The Merger Agreement; Other Agreements – Other Agreements – Exclusivity Agreement.”

On January 8, 2018, Parent and its representatives were granted access to a virtual data room with respect to the Company. From January 8, 2018 through January 21, 2018, Parent and its representatives continued their due diligence review of the Company, including calls on January 12, 2018 and during the week of January 15, 2018 with representatives of the Company and its advisors addressing matters relating to the Company’s business, finance, tax, manufacturing and supply chain, R&D, regulatory, legal and compliance, human resources and other due diligence matters.

On January 11, 2018, Weil sent a draft merger agreement to Paul Weiss.

On January 16, 2018, Paul Weiss delivered a revised markup of the merger agreement to Weil as well as a draft letter agreement proposed to be entered into among Parent, the Company and Biogen with respect to the satisfaction of certain requirements under the Tax Matters Agreement (defined below) between Biogen and the Company in connection with the execution and delivery of the Merger Agreement and consummation of the potential transaction.

On January 17, 2018, Weil sent Paul Weiss a revised draft of the merger agreement. Also on January 17, 2018, a representative of the Company contacted a representative of Biogen regarding the proposed transaction and the parties’ intention that Paul Weiss deliver to Biogen the tax opinion required by the Tax Matters Agreement.

On January 18, 2018, representatives of Weil and Paul Weiss participated in two telephone conferences to discuss Parent’s most recent draft of the merger agreement. Between January 18, 2018 through January 21, 2018, representatives of Weil and Paul Weiss continued to negotiate the terms of the merger agreement and tri-party letter agreement, including the closing conditions, circumstances in which Purchaser would be required to extend the Offer, certain deal protections (including the terms of the “no shop” provision and “fiduciary out” exception), the parties’ termination rights and the outside date, the scope of the representations and warranties and interim operating covenants, certain employee compensation-related matters, the parties’ regulatory undertakings, Parent’s guarantee of the Company’s indemnification obligations under the Tax Matters Agreement and the substance of the tax representation letters to be delivered by Parent and the Company in connection with the Tri-Party Agreement.

On January 19, 2018, Parent’s Board of Directors met and approved the proposed terms of the transaction, including the Offer Price and the other terms of the Offer and Merger and Parent’s guarantee under the Tri-Party Agreement, and authorized Parent to finalize the negotiation of and enter into definitive documents with respect to the transaction.

On the evening of January 21, 2018, Parent, Purchaser and the Company entered into the Merger Agreement and Parent, the Company and Biogen executed the Tri-Party Agreement. See Section 11 – “The Merger Agreement; Other Agreements – Merger Agreement” and Section 11 – “The Merger Agreement; Other Agreements – Other Agreements – Tri-Party Agreement” for a description of the final terms of the Merger Agreement and Tri-Party Agreement.

On the morning of January 22, 2018, prior to the opening of the financial markets in Paris, France and New York City, Parent and the Company issued a joint press release announcing the signing of the Merger Agreement. The joint press release is included as Exhibit (a)(1)(G) to the Schedule TO and is incorporated herein by reference.

On February 7, 2018, Parent and Purchaser commenced the Offer.

11.	The Merger Agreement; Other Agreements

Merger Agreement

The Merger Agreement

The following summary of the material provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 – “Certain Information Concerning Parent, Purchaser and Certain Related Persons.” Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any rights or obligations of the parties under the Merger Agreement or any factual information about Parent, Purchaser or the Company or the transactions contemplated in the Merger Agreement contained in public reports filed by Parent or the Company with the SEC. Such information can be found elsewhere in this Offer to Purchase. The Merger Agreement has been filed as an exhibit to the Current Report on Form 8-K filed by the Company with the SEC on January 22, 2018. The Merger Agreement and the summary of its terms contained in the Current Report on Form 8-K filed by the Company with the SEC on January 22, 2018, are incorporated herein by reference as required by applicable SEC regulations and solely to inform investors of its terms. The Merger Agreement contains representations, warranties and covenants, which were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement (and, in the case of certain covenants relating to indemnification of directors and officers, for the benefit of directors and officers of the Company designated as third-party beneficiaries), and are intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures in confidential disclosure schedules delivered by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement, and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The holders of Shares and other investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

Accordingly, the representations and warranties contained in the Merger Agreement and summarized in this Section 11 should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, the Company, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Tender Offer Statement on Schedule TO and related exhibits, including this Offer to Purchase, and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on February 7, 2018, as well as in the Company’s other public filings.

The Offer

Principal Terms of the Offer

The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable but in no event later than February 9, 2018 (fifteen (15) business days after the date of the Merger Agreement). Purchaser’s obligation to accept for payment and pay (subject to any applicable withholding tax) for Shares tendered pursuant to the Offer is subject to the terms and conditions of the Merger Agreement and the prior satisfaction or waiver of the Minimum Tender Condition, the Antitrust Condition (as defined below) and the other Offer Conditions that are described in Section 15 – “Conditions of the Offer.” Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will promptly (and in any event no later than the first business day) after the Offer Expiration Time accept for payment all Shares validly tendered and not validly withdrawn and will promptly thereafter (and in any event no later than 3 business days after) pay for such Shares.

The Merger Agreement provides that Purchaser expressly reserves the right to waive any Offer Condition or modify the terms of the Offer, except that the Company’s prior written consent is required for Purchaser to:

•	reduce the number of Shares subject to the Offer;

•	reduce the Offer Price;

•	amend, modify or waive the Minimum Tender Condition or the Termination Condition (as defined below);

•	add to the Offer Conditions or amend, modify or supplement any Offer Condition or any other term of the Offer in any manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or impair the ability of Parent or Purchaser to consummate the Offer;

•	extend or otherwise change the Offer Expiration Time (except as required or permitted by the other provisions of the Merger Agreement);

•	change the form of consideration payable in the Offer; or

•	provide for any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 under the Exchange Act.

Extensions of the Offer

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or expressly permitted to extend the Offer. Specifically, the Merger Agreement provides that, subject to the rights of Parent and the Company to terminate the Merger Agreement pursuant to its terms, Purchaser will, and Parent will cause Purchaser to extend the Offer:

•	for any period required by any applicable rule, regulation, interpretation or position of the SEC or the staff thereof or NASDAQ (including in order to comply with Exchange Act Rule 14e-1(b) in respect of any change in the Offer Price) or as may be necessary to resolve any comments of the SEC or the staff thereof or NASDAQ, in each case, as applicable to the Offer, the Schedule 14D-9 or the documents related to the Offer; and

•	on one or more occasions in consecutive increments of up to ten (10) business days each (or such longer or shorter period as the parties to the Merger Agreement may agree) if, as of any then-scheduled Offer Expiration Time, any Offer Condition is not satisfied and has not been waived by Parent or Purchaser to the extent permitted under the Merger Agreement, in order to permit the satisfaction of such Offer Conditions.

Without the Company’s written consent, Purchaser will not, and without Parent’s prior written consent, Purchaser will not be required to, extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement in accordance therewith and (y) the End Date. The “End Date” means May 22, 2018 or, if on May 22, 2018 the Antitrust Condition has not been satisfied but all of the other Offer Conditions have been satisfied or waived, then the End Date will automatically be extended one time (but not more than one time) by a period of 120 calendar days. Except as otherwise permitted by the Merger Agreement, Parent and Purchaser will not terminate the Offer (as it may be extended) prior to the Offer Expiration Time.

Schedule 14D-9 and Board Recommendation

The Merger Agreement provides that on the date of commencement of the Offer, the Company shall file with the SEC and disseminate to holders of Shares, to the extent required by Rule 14D-9 under the Exchange Act and any other applicable laws or regulations, the Schedule 14D-9 that contains (i) the Board Recommendation (subject to the terms and conditions of the Merger Agreement) and (ii) the notice and other information required by Section 262(d)(2) of the DGCL.

Board of Directors and Officers

Under the Merger Agreement, as of the Effective Time, the directors of Purchaser as of immediately prior to the Effective Time will be the directors of the Surviving Corporation and the officers of the Purchaser as of immediately prior to the Effective Time will be the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the organizational documents of the Surviving Corporation.

The Merger

Principal Terms of the Merger

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, as soon as practicable following the consummation of the Offer (and on the same day as the consummation of the Offer) and subject to the absence of any governmental order, applicable law or other legal restraint or prohibition on the consummation of the Merger, Purchaser will be merged with and into the Company, with the Company continuing as the Surviving Corporation and as an indirect, wholly-owned subsidiary of Parent. The Merger will be governed by Section 251(h) of the DGCL.

The certificate of incorporation of the Company, as the Surviving Corporation, will be amended and restated in its entirety at the effective time of the Merger to be in the form of the certificate of incorporation of Purchaser immediately prior to the effective time of the Merger, except that (i) all references to the name, date of incorporation, registered office and registered agent of Purchaser therein may be changed to refer to the name, date of incorporation, registered office and registered agent, respectively, of the Company, (ii) any references naming the incorporator(s), original board of directors or original subscribers for shares of Purchaser may be omitted, and (iii) any changes that will be necessary to comply with Parents’ obligations under the Merger Agreement regarding indemnification and exculpation of directors and officers may be made. The bylaws of the Company, as the Surviving Corporation, will be amended and restated at the effective time of the Merger to be in the form of the bylaws of Purchaser as in effect immediately prior to the effective time of the Merger. In addition, the certificate of incorporation and the bylaws of the Surviving Corporation may be further amended to reflect certain indemnification obligations contemplated by the Merger Agreement.

The obligations of the Company, Parent and Purchaser to complete the Merger are subject to the satisfaction or waiver of each of the following conditions:

•	Purchaser having consummated the Offer; and

•	no governmental authority having jurisdiction over any party to the Merger Agreement having issued any order, nor any applicable law or other legal restraint, injunction or prohibition being in effect that makes consummation of the Merger illegal or otherwise prohibited.

The Offer Conditions are described in Section 15 – “Conditions of the Offer.”

Conversion of Capital Stock at the Effective Time

Shares outstanding immediately prior to the Effective Time (other than (i) Shares owned by Parent, Purchaser, or any other direct or indirect wholly-owned subsidiary of Parent; (ii) Shares owned by the Company or held in the Company’s treasury; (iii) Shares owned by any direct or indirect wholly-owned subsidiary of the Company, which shall be converted automatically into shares of common stock of the Surviving Corporation; and (iv) Shares held by a holder who is entitled to and properly exercises and perfects a demand for appraisal of such Shares in accordance with Section 262 of the DGCL, and, as of the Effective Time, has neither effectively withdrawn nor lost such holder’s right to appraisal and payment under the DGCL with respect to such Shares) will be converted automatically into the right to receive the Offer Price in cash, net of applicable withholding taxes and without interest and will also cease to be outstanding and will automatically be cancelled and cease to exist and each holder of such Shares will only have the right to receive the Offer Price.

Treatment of Stock Options and Restricted Stock Units in the Merger

Under the terms of the Merger Agreement, immediately prior to and contingent upon the consummation of the Offer:

•

each stock option of the Company outstanding, whether vested or unvested, will automatically and without any required action on the part of the holder thereof, become fully vested and will be canceled (without regard to the exercise price of such stock option) in exchange for the right to receive a lump-sum cash payment in the amount of the Option Consideration, if any, less any required withholding taxes, with respect to such stock option. “Option Consideration” means, with respect to any stock option, an amount equal to the product of (x) the number of Shares issuable under such stock option multiplied by (y) the excess of (i) the Offer Price over (ii) the exercise price payable in respect of each Share issuable under such stock option. As of the consummation of the Offer, each holder of a stock option will cease to have any rights with respect thereto, except the right to receive the Option Consideration; and

•	each restricted stock unit of the Company outstanding will, automatically and without any required action on the part of the holder thereof, be converted into a vested right to receive a lump-sum cash payment in an amount equal to the Offer Price for each Share underlying such restricted stock unit, less any required withholding taxes (which we refer to as the “RSU Payment”), except that the cash payment with respect to any Company restricted stock unit granted after the date of the Merger Agreement to employees who are not executive officers will not be vested, and instead will become vested and payable on December 31, 2018, subject to the employee’s continued employment with the Company or its affiliates, or upon any earlier termination without cause or constructive termination under the applicable severance plan. As of the consummation of the Offer, each holder of a restricted stock unit will cease to have any rights with respect thereto, except the right to receive the RSU Payment.

At or prior to the consummation of the Offer, the Company, the Company Board and the Compensation Committee of the Company Board, as applicable, are required to adopt resolutions and take any actions that are necessary to effectuate the provisions of the Merger Agreement with respect to the Company stock options and Company restricted stock units.

Treatment of the Company ESPP

Pursuant to the Merger Agreement, the Company must take all reasonable actions, including adopting any necessary resolution, to (i) terminate the Company’s 2017 Employee Stock Purchase Plan (the “ESPP”) as of immediately prior to the date that the Merger, the Offer and the other transactions contemplated by the Merger Agreement (together, the “Transactions”) close, (ii) ensure that no offering period under the ESPP will be commenced on or after the date of the Merger Agreement, (iii) if the closing of the Transactions shall occur prior to the end of any offering period in existence under the ESPP on the date of the Merger Agreement, cause a new exercise date to be set under the ESPP, which date will be the business day immediately prior to the initial Offer Expiration Time, (iv) prohibit participants in the ESPP from altering their payroll deductions from those in effect on the date of the Merger Agreement (other than to discontinue their participation in the ESPP in accordance with the terms and conditions of the ESPP), and (v) provide that the amount of the accumulated contributions of each participant under the ESPP as of immediately prior to the Offer Expiration Time will, to the extent not used to purchase Shares in accordance with the terms and conditions of the ESPP (as amended pursuant to the Merger Agreement), be refunded to such participant as promptly as practicable following the Effective Time (without interest).

Adjustments to the Offer Price and Merger Consideration

The Merger Agreement provides that if, between the date of the Merger Agreement and the Effective Time there is any change in the outstanding shares of the Company’s capital stock, including by reason of any stock split, combination, exchange or readjustment of shares, stock dividend, reverse stock split, reclassification, recapitalization, consolidation or other similar transaction, then the Offer Price and any other amounts payable pursuant to the Merger Agreement will be appropriately adjusted to reflect such change.

Representations and Warranties

In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters, such as organization and qualification, organizational documents, standing, power and authority to enter into the Merger Agreement;

•	enforceability of the Merger Agreement;

•	governmental authorization;

•	required consents and approvals and no violations of organizational documents or applicable law;

•	capitalization;

•	subsidiaries, and the Company’s equity interests in them;

•	financial statements and SEC filings;

•	disclosure controls and internal controls over financial reporting;

•	information to be included in the Offer documents, the Schedule 14D-9 and other information required to be disseminated in connection with the Offer;

•	the absence of certain changes;

•	the absence of undisclosed liabilities;

•	litigation;

•	compliance with laws and possession of necessary permits;

•	compliance with anti-corruption and anti-bribery laws;

•	material contracts;

•	tax matters;

•	employee matters and employee benefit plans, including ERISA matters and certain related matters;

•	labor and employment matters;

•	insurance;

•	environmental matters;

•	intellectual property matters;

•	real property;

•	health regulatory matters;

•	compliance with sanctions laws;

•	interested party transactions;

•	brokers’ fees;

•	the opinion of the Company’s financial advisors; and

•	the absence of other representations and warranties.

Certain of the Company’s representations and warranties contained in the Merger Agreement and certain of the Offer Conditions contained in the Merger Agreement are qualified as to “materiality” or “Company Material Adverse Effect” or by knowledge.

“Company Material Adverse Effect” as used in the Merger Agreement means any state of facts, circumstance, condition, event, change, development, occurrence, result or effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, financial condition, assets or results of operations of the Company and its subsidiaries, taken as a whole; or (ii) would reasonably be expected to prevent or delay beyond the End Date the performance by the Company of its obligations under the Merger Agreement, unless resulting from, relating to or arising from any of the following:

(i)	changes in general economic, regulatory, political, business, financial or market conditions in the United States or elsewhere in the world,

(ii)	changes in the credit, debt, financial or capital markets or in interest or exchange rates, in each case, in the United States or elsewhere in the world,

(iii)	changes in conditions generally affecting the industry in which the Company and its subsidiaries operate,

(iv)	any outbreak of any military conflict, declared or undeclared war, armed hostilities, or acts of foreign or domestic terrorism (including cyber-terrorism),

(v)	any hurricane, flood, tornado, earthquake or other natural disaster or act of God,

(vi)	any failure by the Company or any of its subsidiaries to meet any internal or external projections or forecasts or any decline in the price of the Company’s common stock or other securities of the Company (but excluding, in each case, the underlying causes of such failure or decline, as applicable, unless such underlying causes would otherwise be excepted from this definition),

(vii)	the public announcement or pendency of the Offer, the Merger and the other transactions contemplated by the Merger Agreement (which we refer to as the “Transactions”), including, in any such case, the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, lenders, investors, licensors, licensees, venture partners or employees (other than for the purpose of preventing or delaying the Company from performing its obligations beyond the End Date, and, in each case, for purposes of any representation or warranty set forth in Sections 4.03 or 4.05 of the Merger Agreement, which relate to corporate authorization and non-contravention, respectively),

(viii)	changes in applicable laws or the interpretation thereof,

(ix)	changes in GAAP or any other applicable accounting standards or the interpretation thereof, and

(x)	any action required to be taken by the Company pursuant to the terms of the Merger Agreement or at the direction of Parent or Purchaser or any breach of the Merger Agreement by Parent or Purchaser.

Notwithstanding the above, any effect arising out of or resulting from any change or event referred to in clause (i), (ii), (iii), (iv), (v), (viii) or (ix) above may constitute, and be taken into account in determining the occurrence of, a Company Material Adverse Effect if and only to the extent that such change or event has a disproportionate adverse impact on the Company and its subsidiaries as compared to any other participants that operate in the industries in which the Company and its subsidiaries operate.

In the Merger Agreement, Parent and Purchaser have also made customary representations and warranties to the Company, including representations relating to, among other things:

•	corporate matters, such as organization and qualification, organizational documents, standing, power and authority to enter into the Merger Agreement;

•	enforceability of the Merger Agreement.

•	governmental authorization;

•	required consents and approvals, and no violations of organizational documents, applicable laws or agreements;

•	capitalization, formation and corporate purpose of Purchaser;

•	absence of required vote of Parent’s stockholders;

•	accuracy of information supplied for purposes of the Offer documents and the Schedule 14-D-9;

•	litigation;

•	availability of funds;

•	Share ownership; and

•	the absence of other representations and warranties.

Certain of Parent’s representations and warranties contained in the Merger Agreement are qualified as to “materiality” or “Parent Material Adverse Effect.” “Parent Material Adverse Effect,” as used in the Merger

Agreement, means any state of facts, circumstance, condition, event, change, development, occurrence, result or effect that, individually or in the aggregate, does or would reasonably be expected to prevent, materially delay or materially impair Purchaser or Parent from consummating the transactions contemplated by the Merger Agreement, on a timely basis.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement (or in any certificate or other instrument delivered pursuant to the Merger Agreement) survive the Merger.

Covenants

Operation of Business Pending the Merger

From the date of the Merger Agreement until the earlier of the Effective Time and termination of the Merger Agreement (which we refer to as the “Pre-Closing Period”), except (i) for certain matters set forth in the disclosure schedules to the Merger Agreement, (ii) as required by applicable law, (iii) as expressly required by the Merger Agreement, or (iv) with the prior written consent of Parent, the Company will, and will cause its subsidiaries to, conduct its business in the ordinary course consistent with past practice.

The Merger Agreement also provides that during the Pre-Closing Period, except (i) for certain matters set forth in the disclosure schedule to the Merger Agreement, (ii) as required by applicable law, (iii) as expressly required by the Merger Agreement or (iv) with the written consent of Parent, the Company will not, and will not permit its subsidiaries to, among other things:

•	amend the organizational documents of the Company or any of its subsidiaries (whether by merger, consolidation or otherwise);

•	issue, sell, grant, pledge or otherwise dispose of or grant or suffer to exist any lien with respect to the securities of the Company or any other capital stock of the Company or any of its subsidiaries, or grant any options, warrants or other rights to acquire any such capital stock or other interest in or any instrument convertible into or exchangeable or exercisable for any such capital stock or other interest, other than the issuance of Shares (A) upon the exercise of the Company’s stock options outstanding as of the date of the Merger Agreement pursuant to the Company’s existing stock plans or pursuant to the terms of the Company’s restricted stock units or that are outstanding on the date of the Merger Agreement, in each case in accordance with the applicable stock plan’s and equity award’s terms as in effect on the date of the Merger Agreement, (B) pursuant to the ESPP in accordance with the terms thereof and the Merger Agreement (as described above) and in an amount not to exceed the amount set forth in the disclosure schedules to the Merger Agreement, or (C) upon the exercise of the stock options or settlement of the restricted stock units granted in accordance with the applicable disclosure schedules to the Merger Agreement;

•	amend any term of any security of the Company or any of its subsidiaries (in each case, whether by merger, consolidation or otherwise);

•	except in connection with actions permitted in Section 6.02 of the Merger Agreement (relating to unsolicited proposals), take any action to exempt any person from, or make any acquisition of securities of the Company by any person not subject to, any state takeover statute or similar statute or regulation that applies to the Company with respect to an Acquisition Proposal (as defined below) or otherwise, including the restrictions on “business combinations” set forth in Section 203 of the DGCL, except for Parent, Purchaser, or any of their respective subsidiaries or affiliates, or the Merger, the Offer or the other Transactions;

•

except in connection with actions permitted in Section 6.02 of the Merger Agreement (relating to unsolicited proposals), adopt any plan of merger, consolidation, reorganization, liquidation or dissolution of the Company or any of its subsidiaries, file a petition in bankruptcy under any provisions of federal or state bankruptcy applicable law on behalf of the Company or any of its subsidiaries or consent to the filing of any bankruptcy petition against the Company or any of its subsidiaries under any similar applicable law;

•	create any subsidiary of the Company or any of its subsidiaries;

•	(A) establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution on or in respect of (whether in cash, stock, property or otherwise) the Company’s or any of its subsidiaries’ capital stock or other securities (other than dividends to the Company or from one of the wholly-owned subsidiaries of the Company) or (B) redeem, repurchase or otherwise reacquire (or offer to redeem, repurchase or otherwise reacquire), split, combine or reclassify any of the Company’s securities or capital stock of the Company or any of its subsidiaries or otherwise change the capital structure of the Company or any of its subsidiaries;

•	make any material changes in any accounting methods, principles or practices, in each case, except as required by a change in GAAP or required by applicable law;

•	change in any material respect the policies or practices regarding accounts receivable or accounts payable or fail to manage working capital in all material respects in accordance with past practices;

•	other than in the ordinary course of business: accelerate, terminate or consent to the termination of, cancel, exercise or fail to exercise an expiring renewal option, materially amend, grant a waiver of any material right under or otherwise (x) materially modify any material contract or any contract that would constitute a material contract if in effect as of the date of the Merger Agreement or (y) enter into contract that would constitute a material contract if in effect as of the date of the Merger Agreement;

•	make any capital expenditure other than (A) capital expenditures not contemplated by the following clause (B) that are no more than $1,000,000 in the aggregate and are incurred in the ordinary course of business consistent with past practice and (B) any capital expenditure made in accordance with the Company’s 2018 annual budget as made available to Parent prior to the signing of the Merger Agreement;

•	repurchase, prepay, incur, assume or guarantee any indebtedness to any person or entity, issue or sell any debt securities of the Company or any of its subsidiaries or guarantee any debt securities of any other person or enter into any arrangement having the economic effect of any of the foregoing (other than (x) any such transaction between the Company and one of its wholly-owned subsidiaries of the Company or (y) short-term borrowings of not more than $1,000,000, in the aggregate, incurred in the ordinary course of business);

•	grant or suffer to exist any liens on any properties or assets of the Company or any of its subsidiaries that are material to the Company and its subsidiaries, taken as a whole, other than certain liens permitted by the Merger Agreement;

•	make any capital investment in or loan or advance to, or forgive any loan to, any other person or entity except for (A) loans, capital contributions, advances or investments between the Company and any wholly-owned subsidiary of the Company or between wholly-owned subsidiaries of the Company and (B) advances not exceeding $750,000 in the aggregate outstanding at any time to employees and consultants for travel and other business-related expenses in the ordinary course of business consistent with past practices;

•	other than in the ordinary course of business and other than with respect to intellectual property rights of the Company or any of its subsidiaries, acquire, sell, lease, sublease, license, sublicense, abandon, waive, relinquish, transfer, pledge, abandon, assign, swap, mortgage, hypothecate or otherwise dispose of or subject to any lien any of the material assets, properties or rights of the Company or any of its subsidiaries;

•	purchase or acquire, directly or indirectly (including by merger, consolidation, or acquisition of stock or assets or any other business combination), any corporation, partnership, other business organization or division thereof or any other business or all or substantially all of the assets of any person or entity;

•	enter into a new line of business or abandon or discontinue any existing line of business;

•	settle, pay, discharge or satisfy any legal proceeding (or agree to do any of the foregoing), other than any settlement, payment, discharge or satisfaction that does not relate to any litigation against the Company or any of its directors or officers relating to the Merger Agreement, the Merger, the Offer or the other Transactions (which we refer to as “Stockholder Litigation”), and (i) either (x) results solely in a monetary obligation involving only the payment of monies by the Company and/or its subsidiaries of not more than $500,000, individually or in the aggregate for all such proceedings (excluding any settlements made under the following clause (y)), or (y) results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, the Company or any of its subsidiaries and the payment of monies by the Company or any of its subsidiaries that are not more than $500,000, individually or in the aggregate (not funded by an indemnity obligation or through insurance policies) and (ii) would not involve any admission of guilt or impose any material restrictions or limitations upon the operations or business of or other conduct, remedy or injunctive relief applicable to the Company or any of its subsidiaries, whether before, on or after the Effective Time;

•	except as required by applicable law or agreements, plans or arrangements existing on the date of the Merger Agreement, (A) increase the compensation payable or that could become payable by the Company or any of its subsidiaries to directors, officers or employees, other than increases with respect to the Company’s employees who are not directors or executive officers in the ordinary course of business in connection with the Company’s or any of its subsidiaries’ annual merit-based compensation review process or discretionary bonus practices, (B) enter into any new, or amend in any material respect, any existing employment, indemnification, severance, retention, change in control or similar agreement with any of its past or present directors, officers or employees, (C) establish, adopt, enter into, amend, terminate, or take any action to accelerate rights under any of the Company’s employee plans or any plan, agreement, program, policy, trust, fund or other arrangement that would be an employee plan of the Company if it were in existence as of the date of the Merger Agreement, (D) enter into any third-party contract with respect to an the Company employee plan (including contracts for the provision of services to such employee plan, including benefits administration) having a term of greater than one (1) year, (E) fund any rabbi trust or similar arrangement, (F) grant or amend any equity or equity-based awards except as required by existing the Company Stock Plans, other than the payment of regular director compensation in the form of equity awards in a manner consistent with past practice or in accordance with director deferral elections in effect as of the date of the Merger Agreement, or (G) hire any officer, employee, independent contractor or consultant, other than in sales positions with an annual base salary not in excess of the Company’s normal base salary for sales positions, or, other than in the ordinary course of business consistent with past practice, terminate the employment or services (other than for cause) of any officer, employee, independent contractor or consultant;

•	sell, license, sublicense, covenant not to sue under, abandon, assign, transfer, disclose, create any lien on (other than certain liens permitted by the Merger Agreement), or otherwise grant any rights under any Company-owned intellectual property, or amend, renew, terminate, sublicense, assign or otherwise modify any license or other agreement by the Company or any of its subsidiaries with respect to any Company-licensed intellectual property;

•

settle or compromise any claim relating to an amount of taxes exceeding $500,000, enter into any closing agreement with respect to an amount of taxes exceeding $500,000, amend any tax return relating to an amount of taxes exceeding $500,000 or make any material change in any of the methods, principles or practices used by the Company or any of its Subsidiaries for tax accounting except as required by applicable law, or file any material tax election (other than consistent with past practice) or any election pursuant to Section 7701 of the Internal Revenue Code and the Treasury Regulations thereunder, other than a “protective” election pursuant to Section 7701 of the Internal Revenue Code and the Treasury Regulations thereunder, with respect to any material subsidiary of the Company;

•	enter into any material transaction or contract with any affiliate of the Company, holder of 5% or more of the Shares, director or executive officer of the Company or any of its subsidiaries or enter into any other material transaction or contract with any other person or entity that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K under the Exchange Act; or

•	authorize, or agree or commit to take, any of the actions described in the foregoing clauses.

No Solicitation and Competing Acquisition Proposals

The Merger Agreement provides that, from the date of the Merger Agreement until the consummation of the Offer or, if earlier, the termination of the Merger Agreement in accordance with its terms, the Company and its subsidiaries are prohibited from, are prohibited from authorizing their representatives to, and are required to direct their respective representatives not to, (i) initiate, solicit or knowingly encourage or knowingly facilitate the making of any Acquisition Proposal (as defined below) or any inquiry, proposal or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal, (ii) other than informing third parties of the no solicitation provisions contained in the Merger Agreement, engage in, continue or otherwise participate in negotiations or discussions with, or furnish any non-public information (or access thereto) concerning the Company or any of its subsidiaries to, afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries to or otherwise knowingly assist, participate in, facilitate or encourage any action by, any third party in connection with or for the purpose of knowingly encouraging or knowingly facilitating an Acquisition Proposal or any inquiry, proposal or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal, (iii) recommend, approve, authorize or enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or (iv) approve, authorize or agree to do any of the foregoing. The Merger Agreement also requires that the Company (A) cease and cause to be terminated any solicitation and any and all existing discussions or negotiations with any person or entity conducted prior to the execution of the Merger Agreement with respect to any Acquisition Proposal or any inquiry, or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal, (B) terminate access by any third party to any physical or electronic data room relating to any potential Acquisition Transaction (as defined below) and (C) request the prompt return or destruction of any confidential information provided to any such third party or any of its representatives and from any other person to whom confidential information was provided since the Company’s separation from Biogen in connection with a proposed Acquisition Transaction. The Company will be permitted to grant waivers of, and not enforce, any standstill provision or similar provision that has the effect of prohibiting the counterparty thereto from making an Acquisition Proposal to the Company Board.

Notwithstanding anything else to the contrary in the Merger Agreement, if, prior to the consummation of the Offer, the Company receives a bona fide written Acquisition Proposal (which Acquisition Proposal was made after the date of the Merger Agreement and did not result from any breach of the provisions of the Merger Agreement relating to non-solicitation and unsolicited proposals in any material respect), and the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal (as defined below), then the Company and its representatives may, subject to compliance with the applicable provisions of the Merger Agreement relating to non-solicitation and unsolicited proposals, do any or all of the following: (i) furnish any information with respect to the Company and its subsidiaries and access thereto to any third party making such Acquisition Proposal (provided that (i) prior to furnishing any such information, the Company receives from such third party an executed Acceptable Confidentiality Agreement (as defined below) and (ii) any such non-public information so furnished has been previously provided or made available to Parent or is provided or made available to Parent promptly (and in any event no later than twenty-four (24) hours) after it is so furnished to such third party) or (ii) participate or engage in negotiations or discussions with the person or entity making such Acquisition Proposal and its representatives regarding such Acquisition Proposal. The Company acknowledged and agreed in the Merger Agreement that any action that if taken by the Company would be a breach of the provisions set forth in Section 6.02 of the Merger Agreement relating to non-solicitation and unsolicited proposals, is taken by (x) a director or officer of the Company or (y) investment bankers or financial advisors retained by the Company, such action shall be deemed to constitute a breach of such section by the Company.

Change of Recommendation; Other Adverse Actions

The Merger Agreement provides that during the Pre-Closing Period, neither the Company Board nor any committee thereof will:

•	(A) fail to make, withhold or withdraw (or modify, amend or qualify in a manner adverse to Parent or Purchaser), or propose publicly to withhold or withdraw (or modify, amend or qualify in a manner adverse to Parent or Purchaser), its recommendation in favor of the matters and transactions contemplated by the Merger Agreement (with the understanding that the Company failing to recommend the rejection of any Acquisition Proposal that is a tender offer or exchange offer, within ten (10) business days after the commencement thereof and confirming that the Board Recommendation remains in effect and that the Company Board has not changed the Board Recommendation, shall be considered an adverse modification), (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Acquisition Proposal, (C) after public announcement of an Acquisition Proposal (other than in connection with the commencement of a tender offer or exchange offer), fail to publicly confirm that the Board Recommendation remains in effect and that the Company Board has not changed the Board Recommendation within five (5) business days after a written request by Parent to do so (or, if earlier, by the close of business on the business day immediately preceding the scheduled date of the consummation of the Offer); provided, that Parent may only make such request once with respect to any Acquisition Proposal, and, provided further, that in each press release relating to such an Acquisition Proposal subsequent to the initially requested public confirmation, the Company shall not fail to include public confirmation that the Board Recommendation remains in effect and has not changed, or (D) fail to include the Board Recommendation in the Schedule 14D-9 when disseminated to the Company’s stockholders (any action described in clauses (A) through (D) being referred to as a “Change in Recommendation”); or

•	approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or enter into, any contract, letter of intent, agreement in principle, memorandum of understanding or similar agreement with respect to any Acquisition Proposal, other than an Acceptable Confidentiality Agreement (which we refer to as an “Alternative Acquisition Agreement”).

Intervening Events

Notwithstanding the foregoing, at any time prior to the consummation of the Offer, the Company Board may make a Change in Recommendation in response to an Intervening Event (as defined below) if:

•	the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable law;

•	(A) the Company will have provided Parent four (4) business days’ prior written notice of its intention to make a Change in Recommendation prior to making any such Change in Recommendation, which notice will describe the reasons for the change and the Intervening Event in reasonable detail notice will not constitute a Change in Recommendation and (B) if requested by Parent in good faith, during such four (4) business day period after providing such notice, will have negotiated (and directed its representatives to negotiate) in good faith with Parent and its representatives with respect to any revisions to the terms of the Merger Agreement or any other proposal by Parent so that a Change in Recommendation would no longer be necessary; and

•	after giving effect to all such revisions and proposals, if any, after consultation with outside legal counsel, the Company Board will have determined in good faith that failure to make the Change in Recommendation in response to such Intervening Event would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

“Intervening Event” means an event, occurrence or fact occurring or arising after the date hereof that was not known to the Company Board as of the date of the Merger Agreement, other than any event, occurrence or fact that relates to (i) an Acquisition Proposal or any matter relating thereto or consequence thereof or (ii) Parent, Purchaser or any of their affiliates. In the event of any material change in the event, occurrence or facts relating to such Intervening Event (other than in respect to any revisions proposed or proposals made by Parent as referred to above), the Company will be required to deliver new notices, and the Company will be required to comply again with the foregoing provisions, except that the references to four (4) business days will be deemed to be three (3) business days.

Superior Proposals

At any time prior to the consummation of the Offer subject to the Company’s compliance with the provisions of the next paragraph, (A) the Company Board may make a Change in Recommendation or (B) the Company may terminate the Merger Agreement in accordance with the applicable provision thereof in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, if, in response to a bona fide written Acquisition Proposal made after the date of the Merger Agreement and not withdrawn that did not result from a breach of the non-solicitation or unsolicited proposal provisions of the Merger Acquisition, the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that (i) such Acquisition Proposal constitutes a Superior Proposal and (ii) the failure to take the action set forth in clause (A) or (B), as applicable, would reasonably be expected to be inconsistent with its fiduciary obligations under applicable law.

The Company will not be entitled to make such a Change in Recommendation or terminate the Merger Agreement in connection with a Superior Proposal as described in the immediately preceding paragraph unless:

•	the Company has provided Parent four (4) business days’ prior written notice (which we refer to as the “Superior Proposal Notice”), advising Parent that the Company intends to take such action (and specifying, in reasonable detail, the reasons for such action and the material terms and conditions of any such Superior Proposal), and providing Parent with a copy of the Alternative Acquisition Agreement (and any other documents containing the terms of the Superior Proposal) in the form to be entered into;

•	during such four (4) business day period, if requested by Parent in good faith, the Company and its representatives have engaged in good faith negotiations with Parent regarding changes to the terms of the Merger Agreement and any other proposals made by Parent intended by Parent to cause such Acquisition Proposal to no longer constitute a Superior Proposal; and

•	the Company Board has considered in good faith any and all adjustments to the Merger Agreement (including a change to the price terms thereof) and any other agreements that proposed in writing by Parent no later than 11:59 p.m., New York City time, on the fourth (4th) business day of such four (4) business day period and has determined in good faith (after consultation with its outside legal counsel and financial advisors) that the Acquisition Proposal would continue to constitute a Superior Proposal if such proposed changed terms were to be given effect, and that the failure to make the Change in Recommendation or terminate the Merger Agreement would reasonably be expected to be inconsistent with the Company Board’s fiduciary obligations under applicable law.

Any material revisions to the terms of a Superior Proposal or material revisions to an Acquisition Proposal that the Company Board had determined no longer constitutes a Superior Proposal, will constitute a new Acquisition Proposal and will in each case require the Company to deliver to Parent a new Superior Proposal Notice, except that the references to four (4) business days will be deemed to be three (3) business days.

The Company is required to promptly (and in any event within twenty-four (24) hours after receipt) advise Parent orally or in writing in the event that the Company receives any Acquisition Proposal or any inquiry, proposal or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal, and in connection with such notice, provide to Parent the material terms and conditions (including the identity of the third party making any such Acquisition Proposal) of any such Acquisition Proposal. The Company is required to (i) keep Parent reasonably informed on a current basis of the status, material details and material terms of any such Acquisition Proposal (including, prior to furnishing any information or to participating in any discussions or negotiations related to the receipt of bona fide Acquisition Proposal advising Parent of any determination by the Company Board relating to such Acquisition Proposal) and any discussions and negotiations concerning the material terms and conditions (other than immaterial terms and conditions) thereof and (ii) promptly provide to Parent (and in any event no later twenty-four (24) hours after receipt or delivery thereof) any written proposals, indication of interest (or amendment thereto) or any other written material that constitutes an Acquisition Proposal (or amendment thereto) including copies of any proposed Alternative Acquisition Agreements and any financing commitments related thereto.

Under the Merger Agreement:

•	“Acceptable Confidentiality Agreement” means a confidentiality agreement (i) containing terms as to confidentiality that are, in the aggregate, no less restrictive of, or in the aggregate more favorable to, the third party that is party to such agreement and its affiliates and representatives than the terms as to confidentiality set forth in the Confidentiality Agreement (as defined below), are to Parent and its affiliates and representatives, and (ii) that does not prohibit the Company from providing any information to Parent in accordance with this covenant or otherwise prohibit the Company from complying with its obligations under the Merger Agreement.

•	“Acquisition Proposal” means any indication of interest, offer or proposal, including any amendment or modification to any existing indication of interest, offer or proposal (other than any indication of interest, offer or proposal made or submitted by or on behalf of Parent, Purchaser or one or more of their controlled Affiliates), contemplating an Acquisition Transaction.

•	“Acquisition Transaction” means, other than the Transactions, any transaction (including any single- or multi-step transaction) or series of related transactions with any person or entity or “group” (as defined in the Exchange Act) involving to (x) the issuance to such person or entity or “group” or acquisition by such person or entity or “group” of, or a tender offer or exchange offer that if consummated would result in such person or entity or “group” beneficially owning (within the meaning of Section 13(d) of the Exchange Act), at least twenty percent (20%) of the outstanding equity interests in the Company or (y) the acquisition by such person or entity or “group” of assets of the Company and/or the Company’s subsidiaries (including through ownership of equity in any subsidiaries) representing at least twenty percent (20%) of the fair market value of the assets of the Company and its subsidiaries, taken as a whole, in each case of clauses (x) and (y), whether pursuant to a merger (including a reverse merger in which the Company is the surviving corporation), reorganization, recapitalization, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer, liquidation, dissolution or other similar transaction.

•

“Superior Proposal” means a bona fide written Acquisition Proposal (provided, that for this purpose the references to “twenty percent (20%)” in the definition of Acquisition Transaction will be deemed to be references to “fifty percent (50%)”) made by a third party, that did not result from a material breach of the non-solicitation or unsolicited proposals provisions in the Merger Agreement, that the Company Board determines in its good faith judgment (after consultation with its financial advisors and outside legal counsel), taking into account all of the terms and conditions of such Acquisition Proposal and the Merger Agreement (including any offer by Parent to amend the terms of the Merger Agreement, and any other agreements proposed by Parent) and taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal, that the Company Board considers in good faith to be appropriate (including the conditionality and the timing and likelihood of consummation of such proposal) is reasonably likely to be consummated in accordance with its terms and would, if consummated, result in a transaction that is more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the Transactions.

Nothing contained in the Merger Agreement prohibits the Company or the Company Board from (i) taking and disclosing to the stockholders of the Company any position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act or (iii) making any disclosure to the stockholders of the Company that the Company has determined in good faith (after consultation with its outside legal counsel) is required by applicable law, provided that these allowances will not permit the Company Board to make a Change in Recommendation except to the extent permitted by the applicable provisions of the Merger Agreement and any disclosure contemplated by clause (i) or (ii) of this paragraph shall be deemed a Change in Recommendation unless the Company Board expressly confirms that the Board Recommendation remains in effect and that the Board Recommendation has not changed in such disclosure.

Access to Information

Upon reasonable notice to the Company and subject to customary exceptions and limitations, the Company and its subsidiaries will, and will cause their respective officers, directors, employees and other representatives to, (i) afford Parent’s and Purchaser’s officers and other authorized representatives reasonable access as reasonably requested by Parent, during normal business hours throughout the Pre-Closing Period, to their respective representatives, officers, employees, properties, facilities, books, contracts, records (including tax returns), reports (including draft and final reports of audited financial statements as and when furnished to the Company), correspondence and any other documents and information of the Company and its subsidiaries that is in the possession, custody or control of any of the Company and its subsidiaries or their respective representatives (whether in physical or electronic form) and (ii) furnish Parent and Purchaser all financial, operating and other data and information as Parent and Purchaser through their officers, employees or other representatives, may reasonably request, in each case, for reasonable business purposes related to the consummation of the Transactions. Any such access will be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the Company or its subsidiaries and in such a manner as not to unreasonably interfere with the normal operation of the business of the Company or its subsidiaries.

State Takeover Litigation

Under the Merger Agreement, if any “control share acquisition,” “business combination,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed or purports to be applicable to any of the Transactions, then each of the Company, Parent, the Purchaser, and their respective Boards of Directors will use their respective reasonable best efforts to (i) take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and (ii) otherwise act to render such anti-takeover applicable law (or, in the case of Section 203 of the DGCL, the restrictions on business combinations provided therein) inapplicable to the foregoing.

Notice of Certain Events

The Merger Agreement provides that, during the Pre-Closing Period, each of Purchaser, Parent and the Company is required to promptly notify the other in writing of (a) any notice or other communication received by such party or any of its subsidiaries from any person alleging that the consent, approval, permission or waiver from such party is or may be required in connection with the Transactions, (b) any notice or other communication received by such party or any of its subsidiaries from any governmental authority in connection with the Transactions or any material notice or other material communication received by such party or any of its subsidiaries from any governmental authority related to any products of the Company or any of its Subsidiaries,

(c) the commencement or threat to commence any Stockholder Litigation or any other legal proceeding that, if pending on the date of Merger Agreement, would have been required to have been disclosed pursuant to any section of Merger Agreement and (d) any fact, event or circumstance known to it that would be reasonably likely to result in the failure of any of the Offer Conditions or conditions to the Merger to be satisfied. However, no notification given by any party pursuant to the above paragraph will (1) limit or affect any of the representations, warranties, covenants, obligations or conditions contained in the Merger Agreement, (2) otherwise prejudice in any way the rights and remedies contained in the Merger Agreement, (3) be deemed to affect or modify such party’s reliance on the representations, warranties, covenants and agreements made by the other parties in the Merger Agreement or (4) be deemed to amend or supplement the confidential disclosures made with respect to the Merger Agreement or prevent or cure any misrepresentation, breach of warranty or breach of covenant by such party.

Post-Closing Employment and Employee Benefits

Under the Merger Agreement, Parent has agreed that it will, or will cause the Surviving Corporation to honor, all employee benefit plans and arrangements and all employment, severance and termination plans and agreements, in each case in accordance with their terms as in effect immediately before the Effective Time and will assume any employee plans that require or contemplate assumption by their terms by an acquirer or successor. Parent will also provide, or will cause to be provided, to each person who was an employee of the Company or any of its subsidiaries, immediately before the Effective Time, who is employed by the Surviving Corporation or any subsidiary of the Surviving Corporation immediately following the Effective Time (which we refer to as “Continuing Employees”) for a period of one year following the Effective Time: (i) base salary and base wages, short-term cash incentive compensation opportunities and severance payments and severance benefits, in each case, in accordance with the severance plans and guidelines of the Company described in the disclosure schedules to the Merger Agreement, as amended pursuant to the applicable disclosure schedules to the Merger Agreement), in each case in an amount no less favorable than that in effect immediately prior to the execution of the Merger Agreement and (ii) other benefits (other than equity compensation) that are substantially comparable in the aggregate to the other benefits provided to such Continuing Employees immediately prior to the execution of the Merger Agreement.

Parent will cause the service of each Continuing Employee with the Company and its subsidiaries prior to the closing date of the Merger to be recognized for purposes of eligibility to participate, levels of benefits (but not for benefit accruals or participation eligibility under any defined benefit pension plan or plan providing post-retirement medical or other similar benefits) and vesting under each compensation, vacation, fringe or other welfare benefit plan, program or arrangement of the Surviving Corporation, but not including any sabbatical or equity compensation plans, programs, agreements or arrangements (which we refer to collectively as the “Parent Benefit Plans”) in which any Continuing Employee is or becomes eligible to participate, but solely to the extent that service was credited to such employee for such purposes under a comparable employee benefit plan of the Company immediately prior to the closing date of the Merger and to the extent that such credit would not result in a duplication of benefits.

From and after the closing date of the Merger, with respect to each Parent Benefit Plan that is an “employee welfare benefit plan” in which any Continuing Employee is or becomes eligible to participate, Parent will use commercially reasonable efforts to cause each such Parent Benefit Plan to waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Parent Benefit Plan for such Continuing Employees and their eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding employee benefit plan of the Company in which Continuing Employee was a participant immediately prior to his commencement of participation in Parent Benefit Plan but only to the extent permitted under the terms and conditions of Parent’s applicable insurance contracts in effect as of the closing date of the Merger.

With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent will, or will cause the Surviving Corporation to and instruct its affiliates to, as applicable (and without duplication of benefits), assume the liability for such accrued but unused personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the Company, as they may be amended from time to time.

The Merger Agreement further provides that nothing in the foregoing obligations will create any right in any other person or entity, including any employee of the Company, any participant in any employee benefit plan of the Company or Parent Benefit Plan or any beneficiary thereof or any right to continued employment with Parent, the Company, the Surviving Corporation or any of their affiliates and that no provision in the Merger Agreement shall amend any employee benefit plan of the Company, any Parent Benefit Plan or require Parent, the Surviving Corporation or any of their affiliates to permit any person or entity to participate in any particular benefit plan sponsored or maintained by Parent or any of its affiliates, or to continue or amend any particular benefit plan, before or after the consummation of the Offer, the Merger or the related transactions, and any such plan may be amended or terminated in accordance with its terms and applicable law.

Director and Officer Indemnification

The Merger Agreement provides for indemnification rights in favor of the Company’s and its subsidiaries’ current and former directors and officers (who we refer to as “indemnitees”). Specifically, from and after the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company and its subsidiaries pursuant to (i) each indemnification agreement that is in effect between the Company or any of its subsidiaries and any of the indemnitees that was publicly available on the EDGAR website or was provided to Parent prior to the execution of the Merger Agreement, and (ii) any indemnification provision and any exculpation provision set forth in the certificate of incorporation or bylaws of the Company as in effect on the date of the Merger Agreement. In addition, for a period of six (6) years following the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation will be required to contain provisions with respect to indemnification, advancement of expenses or exculpation no less favorable than those in the equivalent organizational documents of the Company on the date of the Merger Agreement.

Prior to the closing of the Merger, the Company is required to use its reasonable best efforts to purchase (in consultation with Parent) a “tail” or “runoff” officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of the Merger Agreement for the six (6) year period following the Closing and at a price not to exceed 300% of the amount per annum the Company paid in its last full fiscal year prior to the date of the Merger Agreement (which we refer to as the “Current Premium”). If the Company or Parent obtains such a prepaid “tail” or “runoff” policy prior to the Effective Time, the Surviving Corporation is required to, and Parent is required to cause the Surviving Corporation to, maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder. If the Company fails to purchase such “tail” or “runoff” policy prior to Closing, then either (i) Parent may purchase such “tail” or “runoff” policy on behalf of the Company or the Surviving Corporation or (ii) the Surviving Corporation is required to, and Parent is required to cause the Surviving Corporation to, maintain an officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect as of the date of the Merger Agreement for a period of six (6) years after the Effective Time. In satisfying its obligations to provide such insurance, neither Parent nor the Surviving Corporation will be obligated to pay annual premiums in excess of 300% of the Current Premium, and if such premiums would at any time exceed 300% of the Current Premium, Parent or the Surviving Corporation is required to maintain insurance policies that, in its good faith judgment, provide the maximum coverage available at an annual premium equal to 300% of the Current Premium).

Reasonable Best Efforts to Consummate the Merger; Regulatory Filings

Pursuant to the Merger Agreement, the Company and Parent have agreed to (and have agreed to cause their respective subsidiaries to) each use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable law to consummate and make effective the Transactions as promptly as practicable and in any event prior to the End Date, including (i) the obtaining of all necessary actions, waivers, registrations, permits, authorizations, orders, consents and approvals from governmental authorities, the expiry or early termination of any applicable waiting periods, and the making of all necessary registrations and filings (including filings with governmental authorities, if any) and the taking of all steps as may be reasonably necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental authorities, (ii) the delivery of required notices to, and the obtaining of required consents or waivers from any third parties necessary to consummate the Transactions and (iii) the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of the Merger Agreement, including the execution and delivery of certain tax representation letters required by the Tri-Party Agreement (as defined below).

Parent and the Company have also agreed to (i) prepare and file any notification and report forms and related material required under the HSR Act and applicable antitrust laws of Japan and Sweden, and any additional filings or notifications and related material that are necessary, proper or advisable to permit consummation of such transactions, as promptly as reasonably practicable and advisable, (ii) provide or cause to be provided as promptly as reasonably practicable and advisable any information and documentary material that may be requested by the U.S. Department of Justice or Federal Trade Commission under the HSR Act or by other governmental authorities under applicable antitrust laws and (iii) use their reasonable best efforts to take such actions as are necessary or advisable to obtain prompt expiration or termination of any applicable waiting period or other approval of consummation of the Transactions by the U.S. Department of Justice or Federal Trade Commission or other applicable governmental authorities. Parent will pay all filing fees payable pursuant to the HSR Act or other applicable antitrust laws (if any).

Subject to applicable law, the Company and Parent and their respective counsel will (i) cooperate in all respects with each other in connection with any filing or submission with a governmental authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a governmental authority relating to the Transactions, including any proceeding initiated by a private person, (ii) have the right to review in advance, and to the extent practicable each will consult the other on, any material filing made with, or written materials to be submitted to, any governmental authority in connection with the Transactions and of any material communication received or given in connection with any legal proceeding by a private person, regarding any of the Transactions, or other applicable governmental authority, (iii) promptly inform each other of any material communication (or any other material correspondence or memoranda) received from, or given to, the U.S. Department of Justice or the Federal Trade Commission and (iv) promptly furnish each other with copies of all correspondence, filings and written communications between them or their subsidiaries or affiliates, on the one hand, and any governmental authority or its respective staff, on the other hand, with respect to such transactions. The Company and Parent will (with respect to any in-person discussion or meeting), and will to the extent practicable (with respect to any telephonic discussion or meeting), provide the other party and its counsel with advance notice of and the opportunity to participate in any material discussion or meeting with any governmental authority in respect of any filing, investigation or other inquiry in connection with the Transactions. Notwithstanding the foregoing, Parent will, following consultation with the Company and after giving due consideration to the Company’s views and acting reasonably and in good faith, and subject to Parent’s obligations set forth in the next paragraph, direct and control all aspects of the parties’ efforts to gain regulatory clearance either before any governmental authority or in any action brought to enjoin the Transactions pursuant to any antitrust laws. Each of the parties will have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to the other parties and their respective subsidiaries, as the case may be, that appears in any filing made with, or written materials (including correspondence) submitted to, any third party and/or any governmental authority in connection with any governmental inquiry, investigation or proceeding with respect to the Transactions.

Parent will, and will cause each of its subsidiaries to, take any and all steps necessary to avoid or eliminate each and every impediment under any antitrust law that may be asserted by any governmental authority or any other person so as to enable the parties to consummate the Transactions as promptly as practicable, and in any event prior to the End Date, including undertaking any “Divestiture Action” under the Merger Agreement. “Divestiture Action” means:

(i)	agreeing to sell, divest or otherwise convey or hold separate any particular assets or categories of assets or businesses of the Company or its subsidiaries,

(ii)	permitting the Company to sell, divest or otherwise convey or hold separate any of the particular assets or categories of assets or businesses of the Company or any of its Subsidiaries prior to the Effective Time,

(iii)	terminating existing relationships, contractual rights or obligations of the Company or its subsidiaries,

(iv)	terminating any joint venture or other arrangement of the Company or its subsidiaries or

(v)	creating any relationship, contractual right or obligation of the Company or its subsidiaries (or, in each case, entering into agreements or stipulating to the entry of any order by, or filing appropriate applications with, the FTC, the DOJ or any other governmental authority in connection with any of the foregoing and, in the case of actions by or with respect to the Company, by consenting to such action by the Company (including any consents required under the Merger Agreement with respect to such action)).

However, in no event will anything in the Merger Agreement require, or be construed to require, the Company, Parent or any of their respective affiliates to (1) take, or agree to take, any Divestiture Action unless all Divestiture Actions collectively would not result in a material adverse effect on the business, results of operations, assets or financial condition of the Company and its subsidiaries, taken as a whole or (2) take any actions, including the actions described in clauses (i) – (v) above with respect to Parent, its affiliates or their respective assets, categories of assets, businesses, relationships, contractual rights, obligations or arrangements. To assist Parent in complying with its obligations set forth in this paragraph, the Company agreed to enter into one or more agreements requested by Parent to be entered into by any of them prior to the Closing (but conditioned upon consummation of the closing of the Merger) with respect to any Divestiture Action. Parent is required to respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any governmental authority with respect to the Transactions, and the Company, Parent and Purchaser and any of their respective affiliates are prohibited from taking any action with the intention to, or that would reasonably be expected to, hinder or delay the expiration or termination of any waiting period under the HSR Act or the obtaining of approval of the DOJ or FTC or under any other applicable antitrust laws. Nothing in the Merger Agreement will however require any party to take or agree to take any action with respect to its business or operations in connection with obtaining the expiration or termination of the applicable waiting periods under, or any approvals under, the HSR Act or other applicable antitrust laws or approvals from any other governmental authorities, unless the effectiveness of such agreement or action is conditioned upon the closing.

Stockholder Litigation

Parent, Purchaser and the Company have agreed that, during the Pre-Closing Period, the Company will control the defense of any Stockholder Litigation, provided that the Company will as promptly as reasonably practicable (and in any event within 24 hours) after becoming aware thereof notify Parent in writing of any Stockholder Litigation. The Company and will (x) give Parent the right to review and comment on all material filings or responses to be made by the Company and will discuss in advance any material discussions or communications to be held by the Company with any third party in connection with any Stockholder Litigation (and the Company will in good faith take such comments and feedback into account), and the opportunity to participate in the defense and settlement of, any Stockholder Litigation and (y) if Parent does not exercise such right to participate (subject to the Company’s control right), keep Parent reasonably and promptly informed with respect to the status of such Stockholder Litigation. The Company will not agree to any compromise or full or partial settlement of any Stockholder Litigation without Parent’s prior written consent.

Public Announcements

Under the Merger Agreement, Parent and the Company are required to consult with each other before issuing any press release or scheduling a press conference or conference call with investors or analysts and to use reasonable best efforts to consult with each other before making any other public statement, in each case with respect to the Merger Agreement or the Transactions. Each party also agrees not to issue any such press release or make any such other public statement without the consent of the other party, which consent will not be unreasonably withheld, conditioned or delayed, except for any such release or announcement that Parent or the Company determines, after consultation with outside legal counsel, is required by applicable law or any listing agreement with or rule of any national or foreign securities exchange or association upon which the securities of Parent or the Company, as applicable, are listed, in which case the party required to make the release or announcement will, to the extent reasonably practicable, consult with the other party about, and will use its commercially reasonable efforts to allow the other party reasonable time (taking into account the circumstances) to comment on, such release or announcement in advance of such issuance, and the party will consider any such reasonable comments that are timely provided in good faith. Notwithstanding these restrictions, each party may, without such consultation or consent (x) make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in documents filed by the Company with the SEC and any documents, reports, statements, forms or other filings required to be made by Parent with the SEC or equivalent foreign governmental authority, so long as such statements, announcements and disclosures substantially reiterate (and are not inconsistent with) previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved in advance by the other party) and (y) issue any press release or making any other public statement with respect to any Change in Recommendation, Acquisition Proposal or Intervening Event.

Compensation Arrangements

The Merger Agreement provides that, prior to the consummation of the Offer, the Company and the Company Board (or duly authorized committee thereof) will take any action necessary to ensure that any compensation arrangements entered into after the date of the Merger Agreement (or entered into on or prior to such date and not previously approved) have been approved as contemplated by Exchange Act Rule 14d-10 for the purpose of satisfying the requirements of the non-exclusive safe harbor set forth in paragraph (d) of such Rule.

Section 16 Matters

The Merger Agreement provides that, prior to the consummation of the Offer, the Company and the Company Board will take all actions to the extent necessary or as may be reasonably requested by any party to the Merger Agreement to cause any and all dispositions of the Company’s equity securities (including any deemed dispositions or cancellations and derivative securities with respect to any equity securities of the Company) by each individual who is director or officer of the Company, and who would otherwise be subject to Rule 16b-3 under the Exchange Act, to be exempt under Exchange Act Rule 16b-3.

Termination of the Merger Agreement

Rights to Terminate the Merger Agreement

The Merger Agreement may be terminated and the Offer, the Merger and the other Transactions may be abandoned at any time prior to the Effective Time as follows:

•	by mutual written agreement of Parent and the Company;

•	by either the Company or Parent, if the Offer has not been consummated in accordance with its terms and the terms of the Merger Agreement on or before midnight, Eastern Time, on May 22, 2018 (which we refer to as the “End Date”, subject to extension as described in this paragraph). If on May 22, 2018 all of the Offer Conditions (with certain customary exceptions), other than the Antirust Condition have been satisfied or waived by Parent or Purchaser, to the extent waivable by Parent or Purchaser, then the End Date will automatically be extended one time (but not more than one time) by a period of 120 calendar days (and all references to the End Date in the Merger Agreement will also be extended). However, the foregoing right to terminate the Merger Agreement will not be available to any party whose material breach of any provision of the Merger Agreement has been the cause of, or resulted in, the failure of the Antitrust Condition to be satisfied;

•	by either the Company or Parent, if any governmental authority having jurisdiction over any party to the Merger Agreement has issued a final, non-appealable order or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the Merger or the consummation of the Offer or any applicable law is in effect that makes consummation of the Merger or the consummation of the Offer illegal or otherwise prohibited. The party seeking to terminate the Merger Agreement pursuant to this clause must have used its reasonable best efforts to remove such order or other action in accordance with its obligations described under “Reasonable Best Efforts to Consummate the Merger; Regulatory Filings,” and a party will not be permitted to terminate the Merger Agreement pursuant to this clause if the issuance of such final and non-appealable order or other action is attributable to the material breach by that party of any covenant or obligation of such party set forth in the Merger Agreement;

•	by Parent, if prior to the consummation of the Offer:

•	a Change in Recommendation by the Company Board has occurred, or

•	the Company has breached or failed to perform any of its representations, warranties, covenants or other agreements (including the non-solicitation and unsolicited proposal provisions) contained in the Merger Agreement, which breach or failure to perform (A) would give rise to the failure of the Representation Condition or the Obligations Condition (each as defined below) and (B) is incapable of being cured by the End Date or, if capable of being cured in such time frame, has not been cured by the Company within thirty (30) days after written notice has been given by Parent to the Company of such breach or failure to perform. However, Parent may not terminate the Merger Agreement pursuant to this clause if, at the time such termination would otherwise take effect in accordance with the foregoing, Parent or Purchaser is in material breach of any provision of the Merger Agreement; or

•	by the Company, if prior to the consummation of the Offer:

•	(i) the Company Board has determined that an Acquisition Proposal constitutes a Superior Proposal (provided that such Superior Proposal did not result from the Company’s material breach of or failure to perform any material obligation pursuant to the non-solicitation and unsolicited proposal provisions of the Merger Agreement), (ii) the Company has complied with certain of the obligations described under “Acquisition Proposals” above granting Parent the opportunity to match such Superior Proposal, (iii) the Company pays, or causes to be paid, to Parent the Termination Fee (as defined below) prior to or concurrently with such termination and (iv) concurrently with such termination, the Company enters into a definitive agreement related to an Alternative Acquisition that documents the terms and conditions of such Superior Proposal;

•

Parent has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (A) would have a Parent Material Adverse Effect, and (B) is incapable of being cured by the End Date or, if capable of being cured in such time frame, has not been cured by Parent within thirty (30) days after written notice has been given by the Company to Parent of such breach or failure to perform. However, the Company is not allowed to terminate the Merger Agreement pursuant to this clause if, at the time such termination would otherwise take effect in accordance with the foregoing, the Company is in material breach of any provision of the Merger Agreement;

•	Purchaser fails to commence the Offer within fifteen (15) business days after the date of the Merger Agreement. However, the Company may not terminate the Merger Agreement pursuant to this clause if such failure to commence the Offer resulted from the breach of the Merger Agreement by the Company; or

•	Purchaser fails to consummate the Offer within two (2) business days following the Offer Expiration Time and, as of the Offer Expiration Time, all of the Offer Conditions (with certain customary exceptions) have been satisfied or waived. However, no party will be permitted to terminate the Merger Agreement due to the failure to consummate the Offer by the End Date during any such two (2) business day period.

Effect of Termination

If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become void and will have no effect without liability of any party (or any representative of such party) to any other party to the Merger Agreement. Certain provisions of the Merger Agreement, including the provisions referred to in “ – the Company Termination Fee” below, will survive any termination of the Merger Agreement. Nothing in the Merger Agreement relieves any party from any liability for fraud or any willful breach of the Merger Agreement prior to such termination.

Termination Fee and Expenses

The Merger Agreement provides that, except as otherwise provided therein, all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such costs or expenses.

The Company is however required to pay Parent a termination fee of $326,000,000 (which we refer to as the “Termination Fee”):

•	Prior to or concurrently with its termination of the Merger Agreement, if the Company terminates the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Proposal (as described in “ – Acquisition Proposal” and “ – Termination” above);

•	Promptly, but in no event later than two (2) business days after the termination of the Merger Agreement, if Parent terminates the Merger Agreement in connection with a Change in Recommendation; and

•	If the Merger Agreement is terminated by Parent or the Company pursuant to either party’s right to terminate if the Offer has not been consummated prior to the End Date (but in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating the Merger Agreement in such a manner) or by Parent due to the Company’s breach of or failure to perform any of its representations, warranties, or covenants that would result in a failure of the Representation Condition (as defined below) or the Obligations Condition (as defined below) and (i) at any time on or after the date of the Merger Agreement and prior to such termination a bona fide Acquisition Proposal, or the intention of a third party to make a bona fide Acquisition Proposal, has been publicly made or otherwise become publicly known (unless publicly withdrawn prior to such termination), and (ii) within twelve (12) months after the date of such termination, (A) the Company enters into an agreement with respect to an Alternative Transaction or (B) any Acquisition Transaction is consummated, then the Company will pay the Termination Fee prior to the earliest to occur of its entry into such agreement with respect to or consummation of an Acquisition Transaction. However, for purposes of this clause, all references to “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

Other than in the case of fraud or a willful breach by the Company, Parent’s right to receive payment from the Company of the Termination Fee (and certain expenses which may arise in connection with Parent’s collection of the Termination Fee) will be the sole and exclusive remedy of any of Parent, Purchaser or any of their affiliates or representatives against the Company and any of its former, current or future officers, directors, partners, stockholders, optionholders, holders of restricted stock units, managers, members or affiliates for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform the Merger Agreement or otherwise, and upon payment of the Termination Fee, no such person or entity will have any further liability or obligation relating to or arising out of the Merger Agreement or the Transactions.

Amendment of the Merger Agreement

The Merger Agreement provides that, at any time prior to the consummation of the Offer, the Merger Agreement may be amended by the parties thereto, by action taken or authorized by their respective boards of directors (or duly authorized committee thereof). The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties thereto and, that without the further approval of the Company’s stockholders, no such amendment or waiver will be made or given that requires the approval of the stockholders of the Company under the DGCL unless the required further approval is obtained.

Specific Performance of the Merger Agreement

The parties have agreed that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. Subject to the following sentence, the parties agreed that (i) the parties will be entitled to an injunction or injunctions, specific performance, or other equitable relief to prevent breaches or threatened breaches of the Merger Agreement to specifically enforce the Merger Agreement without proof of damages and (ii) the right of specific performance is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into the Merger Agreement. Each party also waived any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at law or in equity (subject to the limitations set forth in the Merger Agreement).

Other Agreements

Confidentiality Agreement

Parent and the Company entered into a mutual non-disclosure agreement, dated December 4, 2017 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Parent and the Company agreed that, subject to certain exceptions including the ability to make disclosures required by applicable law, any non-public information each party may make available to the other party and their representatives will not be disclosed or used for any purpose other than the possible negotiated transaction involving Parent and the Company. Parent also agreed to certain customary “standstill” provisions, which were terminated upon the execution of the Merger Agreement.

This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(2) of the Schedule TO and is incorporated herein by reference.

Exclusivity Agreement

Parent and the Company also entered into an exclusivity agreement dated January 5, 2018 (the “Exclusivity Agreement”). Under the terms of the Exclusivity Agreement, the Company agreed not to solicit or enter into a discussions or negotiations with regard to any alternative transaction until the earlier of (a) 11:59 p.m. (EST) on

January 26, 2018 and (b) the execution and delivery of a definitive written agreement setting forth the terms, conditions and other provisions relating to a negotiated transaction between Parent and the Company. Parent and the Company also each agreed to negotiate in good faith with respect to a negotiated transaction between Parent and the Company, and to use their respective good faith efforts to negotiate a transaction agreement and publicly announce a transaction. The obligations under the Exclusivity Agreement terminated upon the execution of the Merger Agreement.

This summary of the Exclusivity Agreement is only a summary and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (d)(3) of the Schedule TO and is incorporated herein by reference.

Tri-Party Agreement

On January 21, 2018, Parent, the Company and Biogen Inc., a Delaware corporation (“Biogen”), entered into a letter agreement (the “Tri-Party Agreement”) pursuant to which Biogen agreed, among other things, that the requirements under Section 7.01(c) of that certain Tax Matters Agreement, dated as of January 31, 2017, by and between Biogen and the Company (the “TMA”) had been satisfied with respect to the execution and delivery of the Merger Agreement by delivery of a tax opinion and would be deemed satisfied with regard to closing of the Offer and Merger if a substantially similar tax opinion were delivered prior to closing.

This summary of the Tri-Party Agreement is only a summary and is qualified in its entirety by reference to the Tri-Party Agreement, which is filed as Exhibit (d)(4) of the Schedule TO and is incorporated herein by reference.

12.	Purpose of the Offer; Plans for the Company

Purpose of the Offer

The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and would be the first step in Parent’s acquisition of the entire equity interest in, the Company. The Offer is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Purchaser intends to complete the Merger as promptly as practicable thereafter subject to the satisfaction and waiver of the other conditions to Merger set forth in the Merger Agreement.

The Company Board has unanimously: (i) declared that the Merger Agreement, the Merger and the other transactions contemplated thereby are advisable, fair to and in the best interests of the Company and its stockholders, (ii) adopted and approved the Merger Agreement and approved that the Company enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein, (iii) determined to recommend that the stockholders of the Company (other than Parent and its subsidiaries) accept the Offer and tender their shares to Purchaser pursuant to the Offer, (iv) resolved to take all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other applicable law with respect to a “moratorium,” “control share acquisition,” “business combination,” “fair price” or other forms of anti-takeover laws or regulations that may purport to be applicable will not apply with respect to or as a result of the Merger, the Merger Agreement, and the Transactions and (v) agreed and authorized that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the constituent corporation that would otherwise be required to approve a merger for the constituent corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if we consummate the Offer, we are required pursuant to the Merger Agreement to complete the Merger without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL.

Plans for the Company

In connection with Parent’s consideration of the Offer, Parent is developing a plan, on the basis of available information, for the combination of the business of the Company with that of Parent. Parent plans to integrate the Company’s and Parent’s businesses together. Parent will continue to evaluate and refine the plan and may make changes to it as additional information is obtained.

After completion of the Offer and the Merger, the Company will be an indirect, wholly-owned subsidiary of Parent. From and after the consummation of the Merger, until successors are duly elected or appointed and qualified in accordance with applicable law, or until their earlier death, resignation or removal, the directors and officers of Purchaser will be the directors and officers of the Company. The Company’s current CEO will also be appointed as CEO of the Surviving Corporation following consummation of the Merger.

Except as set forth in this Offer to Purchase and the Merger Agreement, Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company, (iii) any material change in the Company’s capitalization, indebtedness or dividend policy or (iv) any other material change in the Company’s corporate structure or business.

13.	Certain Effects of the Offer

Because the Merger will be governed by Section 251(h) of the DGCL, no vote of the Company’s Stockholders will be required to consummate the Merger. Promptly after the consummation of the Offer, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we and the Company will consummate the Merger as soon as practicable (but on the same day) pursuant to Section 251(h). Immediately following the Merger, all of the outstanding shares of the Company’s common stock will be held indirectly by Parent.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable following the Offer Closing.

Stock Quotation. The Shares are currently listed on NASDAQ. Immediately following the consummation of the Merger (which is expected to occur as soon as practicable following and on the same day as the consummation of the Offer Closing), the Shares will no longer meet the requirements for continued listing on NASDAQ, and Parent will seek to cause the listing of Shares on NASDAQ to be discontinued as soon as the requirements for termination of the listing are satisfied.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit based on the use of Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on NASDAQ. Parent intends to, and will cause the Surviving Corporation to, terminate the registration of the Shares under the Exchange Act as soon after consummation of the Merger Offer as the requirements for termination of registration are met.

14.	Dividends and Distributions

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, the Company will not establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution on or in respect of (whether in cash, stock, property or otherwise) the Company’s or any of the Company subsidiaries’ capital stock or other securities (other than dividends to the Company or from one of the wholly-owned Company subsidiaries).

15.	Conditions of the Offer

For purposes of this Section 15, capitalized terms used but not defined in this Section 15 and defined in the Merger Agreement have the meanings set forth in the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the Minimum Tender Condition and the other conditions below.

The Offer is not subject to any financing condition. Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any tendered Shares, and (subject to the provisions of the Merger Agreement) may terminate the Offer and not accept for payment any tendered Shares: (i) if the Merger Agreement has been terminated in accordance with its terms; or (ii) if at one minute past 11:59 p.m. NYC time on any scheduled Expiration Date (as may be extended or subject to any requirements to extend), the Minimum Tender Condition has not been satisfied, or any of the following other conditions is not satisfied or (to the extent permitted by applicable law) waived:

•	(1) any waiting period (or any extension thereof) under the HSR Act applicable to the Transactions having expired or been terminated; and (2) all consents of, and/or filings with, any Governmental Authority or pursuant to the applicable antitrust laws of Japan and Sweden having been obtained and being in full force and effect and any applicable waiting period with respect thereto having expired, as the case may be (it being understood that any consent will be deemed obtained if the relevant merger control authority (A) has declared that it does not have jurisdiction, or has determined not to exercise its jurisdiction, to review the Transactions, (B) has consented to, approved, or cleared the Transactions or (C) may no longer prohibit the Transactions due to the expiry of all relevant time periods) (the “Antitrust Condition”);

•	no legal order having been issued by a governmental authority and no applicable law being in effect that would (A) make the Offer or the Merger illegal or (B) otherwise prevent or prohibit the consummation thereof;

•	since the date of the Merger Agreement, there not having occurred a Company Material Adverse Effect (the “MAE Condition”);

•	the Company having complied with or performed in all material respects each of the covenants, obligations and agreements it is required to comply with or perform at or prior to the Effective Time (the “Obligations Condition”);

•	the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”);

•	(1) the representation and warranty of the Company set forth in Section 4.11(b) of the Merger Agreement (relating to the absence of a Material Adverse Effect through the date of the Merger Agreement) being true and correct in all respects as of the date of the Merger Agreement, (2) each of the representations and warranties of the Company set forth in Sections 4.01, 4.03 and 4.27 of the Merger Agreement (relating to corporate existence and power; corporate authorization and binding nature of the agreement, and the inapplicability of Section 203 of the DGCL) being true and correct in all material respects as of the consummation of the Offer, as if made at such time, except to the extent such representation or warranty expressly relates to a specific date (in which case on and as of such specific date), (3) the representations and warranties of the Company set forth in Section 4.06(a) of the Merger Agreement (relating to the capitalization of the Company) being true and correct except for de minimis inaccuracies as of the consummation of the Offer, as if made at such time, except to the extent any such representation or warranty expressly relates to a specific date (in which case on and as of such specific date), and (4) each of the other representations and warranties of the Company set forth in the Merger Agreement being true and correct as of the consummation of the Offer, as if made at such time, except to the extent any such representation or warranty expressly relates to a specific date (in which case on and as of such specific date), other than in the case of clause (4) for such failures to be true and correct that have not had a Company Material Adverse Effect (it being understood that for this purpose all references to the term “Company Material Adverse Effect” and other qualifications based on the word “material,” set forth in any such representations and warranties will be disregarded) (the “Representations Condition”);

•	(1) the Company having received and delivered to Biogen and Parent the Company Closing Opinion (as defined in the Tri-Party Agreement), and (2) the Company having delivered an Unqualified Tax Opinion (as defined in the TMA) pursuant to Section 7.01(c) of the TMA having been satisfied with respect to the Offer Closing (as defined in the Tri-Party Agreement) and the closing pursuant to the terms of Section 1(h) of the Tri-Party Agreement (the “TMA Condition”); and

•	Parent having received from the Company a certificate signed by the Company’s Chief Executive Officer and Chief Financial Officer dated the date on which the Offer expires, certifying that the MAE Condition, the Representations Condition and the Obligations Condition and the TMA Condition have been satisfied.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser and, except for the Minimum Tender Condition and the Termination Condition (which may only be waived with the prior written consent of the Company), may be waived by Parent or Purchaser in whole or in part at any time and from time to time and in the sole discretion of Parent or Purchaser, subject in each case to the terms of the Merger Agreement and applicable law. Any Shares subject to notices of guaranteed delivery will be deemed not to be validly tendered for purposes of satisfying the Minimum Tender Condition unless and until the Shares are “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL). Any reference in this Section 15 or elsewhere in the Merger Agreement to a condition or requirement being satisfied will be deemed to be satisfied if such condition or requirement is so waived.

Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer that are not inconsistent with the Merger Agreement. However, without the prior written consent of the Company, Purchaser is not permitted to (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) amend, modify or waive the Minimum Tender Condition or the Termination Condition, (iv) add to the Offer Conditions or amend, modify or supplement any Offer Condition or any other term of the Offer in any manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or impair the ability of Parent or Purchaser to consummate the Offer, (v) extend or otherwise change the Offer Expiration Time (except as required or permitted by the other provisions of the Merger Agreement), (vi) change the form of consideration payable in the Offer or (vii) provide for any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 under the Exchange Act.

16.	Certain Legal Matters; Regulatory Approvals

General. Based on our examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that would be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below in this Section 16, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our purchase of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except for takeover laws in jurisdictions other than Delaware as described below under “State Takeover Laws,” such approval or other action will be sought. However, except for observance of the waiting periods and the obtaining of the required approvals summarized under “Antitrust Compliance” below in this Section 16, we do not anticipate delaying the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or action, if needed, will be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business or that certain parts of the Company’s business might not have to be disposed of or held separate, any of which may give us the right to terminate the Offer at any Expiration Date without accepting for payment any Shares validly tendered (and not withdrawn) pursuant to the Offer. Our obligation under the Offer to accept for payment and pay for Shares is subject to the Offer Conditions, including, among other conditions, the Antitrust Condition. See Section 15 – “Conditions of the Offer.”

Antitrust Compliance

U.S. Antitrust Compliance

Under the HSR Act, certain acquisition transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. Parent and the Company filed their respective Notification and Report Forms with the FTC and the Antitrust Division on February 7, 2018.

Under the HSR Act, Purchaser’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period that will expire at 11:59 pm, New York City Time, on February 22, 2018. However, the initial waiting period may be terminated prior to such date and time by the FTC, or Purchaser and the Company may receive a request (a “Second Request”) for additional information or documentary material from either the FTC or the Antitrust Division prior to such expiration. If the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer will be extended for an additional period of ten days, which will begin on the date on which Purchaser has substantially complied with the Second Request. Complying with a Second Request can take a significant period of time. Even though the waiting period is not affected by a Second Request to the Company or by the Company supplying the requested information, the Company is obliged to respond to the request within a reasonable time. If the ten-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional ten-day waiting period before its expiration.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Purchaser (or, after completion of the Merger, Parent) to divest the Shares, or (iv) to require us or the Company to divest substantial assets or seek other conduct relief. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding the early termination of the applicable waiting period under the HSR Act, any state or private party could seek to enjoin the consummation of the Merger or seek other structural or conduct relief or damages. See Section 15 – “Conditions of the Offer.”

Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, Parent and the Company believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, neither Parent nor the Company can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 15 – “Conditions of the Offer.”

Japanese Antitrust Laws

The purchase of Shares in the Offer is subject to the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of April 14, 1947, as amended), and may be consummated only if (a) the 30 calendar day waiting period from the date of acceptance of the filing has elapsed without a written notice from the Japan Fair Trade Commission (“JFTC”) that notifies Parent of the initiation of an in-depth investigation (in which case a Phase II review is opened for the longer of: (i) 120 calendar days from the date of receipt of the initial filing or (ii) 90 calendar days from the date of the JFTC’s complete acceptance of the additionally requested information) or (b) the JFTC issues a written notice to the effect that the JFTC does not intend to issue a cease and desist order as well as another written notice to the effect that that the JFTC shortens the 30 calendar day waiting period applicable to the notification. Parent filed the formal applicable notification on January 26, 2018 (Japan time) with respect to the purchase of Shares in the Offer, and the waiting period is scheduled to expire at midnight (Japan time) on February 25, 2018 (unless further shortened by the JFTC). On January 31, 2018 (Japan time), the JFTC issued (i) a notice that the JFTC does not intend to issue a cease and desist order with respect to the purchase of Shares in the Offer and (ii) a notice of early termination of the waiting period described above.

Swedish Antitrust Laws

The purchase of Shares in the Offer is subject to the Swedish Competition Act (2008:579), and may be consummated only if following the submission of a complete notification to the Swedish Competition Authority (SCA) Parent and the Company observe the prescribed statutory review period. Under the Swedish Competition Act, the SCA has 25 working days (Phase I) from the date of receipt of a complete notification in which to decide whether to clear the acquisition of Shares in the Offer or initiate a special in-depth investigation (Phase II). The SCA can suspend the time limit at any time if Parent and the Company do not provide any additionally requested information by the SCA. If Parent or the Company offers certain remedy commitments during the Phase I period to SCA, the time limit is increased to 35 working days. Working days refer to days that are not public holidays according to the Public Holidays Act (1989:253) and which is neither Saturday, Midsummer Eve, Christmas Eve or New Year’s Eve. If the SCA decides to carry out a special in-depth investigation, the SCA has a further three months to decide if the purchase of Shares in the Offer shall be prohibited. The three-month limit may be extended by the SCA provided the notifying parties give their consent or if the SCA deems that there are special reasons for doing so.

Parent and the Company submitted a notification to the SCA on January 24, 2018 (Sweden time). The 25 working day waiting period will expire on February 28, 2018 (provided that the notification is deemed complete by the SCA). If the SCA has decided to that there are no grounds for action during the Phase I review period, the purchase of Shares in the Offer may be consummated after the end of that review period and the SCA may later bring an action against the concentration (i.e. the purchase of Shares in the Offer) only if the decision of the SCA has been based on incorrect information given by a party or other parties involved in the concentration.

Other Antitrust Approvals

Parent and the Company and certain of their subsidiaries conduct business in several countries outside of the United States, Japan, and Sweden. Other competition agencies with jurisdiction over the Transactions could also initiate action to challenge or block the Transactions. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under applicable antitrust laws challenging or seeking to enjoin the Transactions before the Transactions are consummated. Neither Parent nor the Company can be sure that a challenge to the Transactions will not be made or that, if a challenge is made, that Parent and/or the Company, as applicable, will prevail.

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company Board approved the Merger Agreement and the transactions contemplated therein, and the restrictions on “business combinations” described in Section 203 are inapplicable to the Merger Agreement and the transactions contemplated therein.

The Company, directly or through its subsidiaries, may be deemed to be conducting business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 – “Conditions of the Offer.”

17.	Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. If the Merger is completed, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being completed, stockholders who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been completed as of such time. If the Merger is completed, the holders of Shares who (i) did not tender their Shares in the Offer; (ii) followed the procedures set forth in Section 262 to exercise and perfect their appraised demand; and (iii) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Moreover, the “fair value” so determined could be higher or lower than, or the same as, the Offer Price. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than the Offer Price.

Section 262 provides that, if a merger was approved pursuant to Section 251(h), either a constituent corporation before the effective date of the merger or the surviving corporation within ten days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. The Schedule 14D-9 constitutes the formal notice by the Company to its stockholders of appraisal rights in connection with the Merger under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder wishes to elect to exercise appraisal rights under Section 262 in connection with the Merger, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and twenty days after the date of mailing of the formal notice of appraisal rights, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Under Section 262, a demand for appraisal rights must be made by the record holder of Shares. If you do not hold your Shares of record and desire to exercise appraisal rights in connection with the Merger, you will need to arrange for the record holder to make the demand for appraisal rights on your behalf in compliance with Section 262.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by the stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 is included as Annex III to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares, but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

18.	Fees and Expenses

Purchaser has retained MacKenzie Partners, Inc. to be the Information Agent and Continental Stock Transfer & Trust Company to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

None of Parent or Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Parent, Purchaser the Depositary or the Information Agent for the purposes of the Offer.

Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed or will file, pursuant to Rule 14d-9 under the Exchange Act, the Schedule 14D-9 with the SEC, together with exhibits, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth in Section 7 – “Certain Information Concerning the Company” above.

Blink Acquisition Corp.

February 7, 2018

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND PARENT

1. PURCHASER

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the directors and executive officers of Purchaser are set forth below. The business address of each such director and executive officer is c/o Blink Acquisition Corp., 500 Kendall Street, Cambridge, MA 02142. The telephone number at such office is +1 (617) 252-7500. Except as otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Philippe Sauvage Director, Secretary and Treasurer

Since 2015, Phillippe Sauvage has served as Chief Financial Officer of Sanofi-Genzyme. He also holds the position of Chief Financial Officer of Sanofi North America. Prior to that, from 2012 to 2015 he held the position of Chief Financial Officer, Japan and Pacific Region, Sanofi.

Phillippe Sauvage is a citizen of France.

Bill Sibold Director and President

Bill Sibold holds an MBA from Harvard Business School and a BA in Molecular Biophysics and Biochemistry from Yale University. Bill has more than twenty-five years of experience in the biopharmaceutical industry since starting his career with Eli Lilly. He held a number of leadership positions within Biogen, including driving their U.S. commercial operations in neurology, oncology and rheumatology and general management of Biogen’s Australian and Asia-Pacific business. In addition to his time with Biogen, Mr. Sibold also served as the chief commercial officer of Avanir Pharmaceuticals.

Bill Sibold joined Sanofi in late 2011 as head of the MS franchise where he oversaw the successful launches of Aubagio® and Lemtrada®. He most recently served as head of Sanofi Genzyme’s Global Multiple Sclerosis, Oncology and Immunology organization, a position he held since January 2016 and where he led preparation for the global launches of Dupilumab and Sarilumab.

Since July 1st, 2017, Bill Sibold has been Executive Vice President Sanofi Genzyme of the Specialty Care Global Business Unit, Sanofi Genzyme.

Bill Sibold is a citizen of the United States of America and Canada.

2. SANOFI-AVENTIS NA HOLDING, INC.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Sanofi-Aventis NA Holding, Inc. are set forth below. The business address of each such director and executive officer is 500 Kendall Street, Cambridge, MA 02142. The telephone number at such office is +1 (617) 252-7500. Except as otherwise indicated, each director and executive officer is a citizen of the United States.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Philippe Sauvage Director, Secretary and Treasurer	See above under “Schedule I – Directors And Executive Officers Of Purchaser And Parent – Purchaser”.

Bill Sibold Director and President	See above under “Schedule I – Directors And Executive Officers Of Purchaser And Parent – Purchaser”.

3. SANOFI-AVENTIS AMERIQUE DU NORD

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Sanofi-Aventis Amerique Du Nord are set forth below. The business address of each such director and executive officer is c/o Sanofi, 54, Rue La Boétie, 75008 Paris, France, + 33 1 53 77 40 00. Except as otherwise indicated, each director and executive officer is a citizen of France.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Dominique Carouge Chairman

Dominique Carouge is a graduate of “Ecole Supérieure de Commerce de Reims”. He also holds a CPA degree in France, as well as a Corporate Governance and Board management certificate from Sciences Po (Certificat d’Administrateur de Sociétés).

Dominique Carouge started his career in 1985 as an external auditor at Ernst & Young (EY) both in France (Paris) and in the US (Philadelphia). He joined Sanofi in 1991. Since then and for the past 27 years, he held various finance positions of increasing responsibility and leadership across Australia, New Zealand, Germany and France. In 1991, he joined Roussel Uclaf where he upheld a series of progressive financial positions. In 1996, he was appointed Chief Financial Officer for Hoechst Marion Roussel in Australia. From 1999 to 2002, he was in charge of Business Planning and Reporting at Aventis Pharma in Frankfurt, Germany. In 2003, he is appointed Operations Controller for the Aventis Group.

In 2005, Dominique Carouge became Chief Financial Officer for the Vaccines division.

From 2009 to 2011, he held the role of VP, Chief Strategy and Finance Officer for Sanofi Pasteur, and the one of Vice-President, Administration & Management for Global R&D from 2011 to 2016.

On January 1st 2016, he was appointed Deputy CFO and Head of Finance Operations and Group Controlling.

He was appointed to his present position in January 2018 with an effective date on February 15, 2018.

Dominique Carouge is a citizen of France.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Philippe Grillet General Manager

Philippe Grillet graduated from EM Lyon in 1983 and holds a Master in Economics from Lyon II Lumière University. After several years in external audit with Ernst & Young (EY) he joined Sanofi in 1990 as controller for the Pharma Division. During that time he was deeply involved in alliances with partners like Sterling Winthrop and BMS before being appointed Sanofi group controller in 1995 and then CFO for the Sanofi Pasteur Diagnostic Division in 1997. Since early 2000, he has been in charge of various corporate responsibilities relating to tax, treasury and consolidation including the listing of Sanofi at the NYSE in 2002, before being appointed in 2003 CFO of the Europe Region, and in 2010 CFO for North America in Bridgewater, NJ.

From March 2012 to February 2016, Philippe Grillet has served as Chief Financial Officer for Sanofi Pasteur, the Vaccines Division of Sanofi headquartered in Lyon, France. He was appointed to his present position of Head of Assets Valuation, Portfolio, Alliances in March 2016. Philippe Grillet has been appointed General manager of SAAN in May 2016.

Philippe Grillet is a citizen of France.

4. PARENT

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Parent are set forth below. The business address of each such director and executive officer is c/o Sanofi, 54, Rue La Boétie, 75008 Paris, France, + 33 1 53 77 40 00. Except as otherwise indicated, each director and executive officer is a citizen of France.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Serge Weinberg Chairman of the Board	Serge Weinberg holds a Bachelor’s degree in Law, a Graduate Degree of « Institut d’Études Politiques » and is a Graduate of ENA (Ecole Nationale d’Administration). Since 2009, he has been a Director of Sanofi and was appointed Chairman of the Board in May 2010. He is also Chairman of the Strategy Committee of Sanofi and Chairman of the Appointments and Governance Committee of Sanofi. He was interim CEO between October 29, 2014 and April 1, 2015. Serge Weinberg has been an independent Director of Sanofi since October 2015. Serge Weinberg held different positions as a « sous-préfet » from 1976 to 1981, and became Chief of Staff of the French Budget Minister, Laurent Fabius, in 1981. After serving as Deputy General Manager for Finance at the French Television Channel FR3 (1982-1983), he became Chief Executive Officer and then Chairman of the Havas Tourisme Group from 1983 to 1987. He served as CEO of Pallas Finance for three years before joining the Pinault Group in 1990 as President of CFAO. In the Pinault Group he served as Chairman and CEO of Rexel from 1991 to 1995 and chaired the Management Board of the PPR Group (currently named Kering) for 10 years. He is Chairman of the investment firm Weinberg Capital Partners that he founded in March 2005. He is also Chairman of the supervisory board of Financière Climater SAS and of

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Financière Tess SAS, as well as a director of Madrigall. He is also a founder of the Institute for Brain and Spinal Cord Disorders (ICM). Serge Weinberg is a citizen of France.

Olivier Brandicourt Director, Chief Executive Officer and President Director

A physician by training, Brandicourt has 29 years of global experience in the pharmaceutical industry. He joined Sanofi in April 2015 after serving as Chief Executive Officer of Bayer Healthcare AG since 2013. In this role, he was responsible for leading the company’s global portfolio across the pharmaceuticals, consumer care, animal health, and medical care businesses. Prior to Bayer Healthcare, Brandicourt worked at Pfizer for 13 years, where he most recently served as a member of the Executive Leadership Team and as President and General Manager of the Emerging Markets and Established Products business units. Over his career at Pfizer, he served in a series of leadership positions, including heading its Global Primary Care business unit from 2009 to 2012 and its Global Specialty Care business unit from 2008 to 2009. He also led its Cardiology business in the US, as well as several regional operations around the world. Brandicourt started his career as a Medical Director for the Region Africa at Warner-Lambert/Parke-Davis, where he held other senior positions in medical and marketing before being appointed General Manager of Canada. He also spent eight years with the Institute of Infectious and Tropical Diseases at the Pitié-Salpêtrière Hospital in Paris with a focus on malaria research in West and Central Africa and two years in the Republic of Congo as a doctor. He is a member of the Board of Management of the Pharmaceutical Research and Manufacturers of America (PhRMA), as well as a member of the Council of the International Federation of Pharmaceutical Manufacturers and Associations (IFPMA). He is also an Honorary Member of the Royal College of Physicians in London and a board member and Vice-Chair of the Children’s Aid Society in New York. Olivier Brandicourt studied medicine in Paris where he specialized in Infectious Diseases and Tropical Medicine (University of Paris V) and holds an Advanced Degree in Cellular and Immunological Pathophysiology from the Paris Descartes University. He also holds a Master’s Degree in Biology (University of Paris XII).

Olivier Brandicourt is a citizen of France.

Laurent Attal Director	Laurent Attal holds a Doctorate of Medicine with a specialty in dermatology from the Faculty of Medicine in Paris, and holds an MBA from INSEAD (Institut Européen d’Administration des Affaires). He has been a Director of Sanofi and a member of the Strategy Committee since 2012. Laurent Attal joined L’Oréal in 1986 in France as a sales representative. Over the next several years, he held various positions within the Active Cosmetics division and was appointed CEO of Vichy in 1994. Four years later, He was named President of the Active Cosmetics division, with brands including Vichy, La Roche-Posay and Innéov, joint venture between L’Oréal and Nestlé related to Nutricosmetics. In 2002, he became member of the Executive Committee of L’Oréal and Head of the pharmaceutical company Galderma, the joint-venture between Nestlé and L’Oréal. From 2005 to

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

2009, he was President and CEO of L’Oréal USA. Since January 2010, he is Executive Vice-President Research and Innovation at L’Oréal. Laurent Attal is also Director of the Fondation d’Entreprise L’Oréal.

Laurent Attal is a citizen of France.

Dominique Carouge† Executive Vice President, Business Transformation

Dominique Carouge is a graduate of “Ecole Supérieure de Commerce de Reims”. He also holds a CPA degree in France, as well as a Corporate Governance and Board management certificate from Sciences Po (Certificat d’Administrateur de Sociétés).

Dominique Carouge started his career in 1985 as an external auditor at Ernst & Young (EY) both in France (Paris) and in the US (Philadelphia). He joined Sanofi in 1991. Since then and for the past 27 years, he held various finance positions of increasing responsibility and leadership across Australia, New Zealand, Germany and France. In 1991, he joined Roussel Uclaf where he upheld a series of progressive financial positions. In 1996, he was appointed Chief Financial Officer for Hoechst Marion Roussel in Australia. From 1999 to 2002, he was in charge of Business Planning and Reporting at Aventis Pharma in Frankfurt, Germany. In 2003, he is appointed Operations Controller for the Aventis Group.

In 2005, Dominique Carouge became Chief Financial Officer for the Vaccines division.

From 2009 to 2011, he held the role of VP, Chief Strategy and Finance Officer for Sanofi Pasteur, and the one of Vice-President, Administration & Management for Global R&D from 2011 to 2016.

On January 1st 2016, he was appointed Deputy CFO and Head of Finance Operations and Group Controlling.

He was appointed to his present position in January 2018 with an effective date on February 15, 2018.

Dominique Carouge is a citizen of France.

Robert Castaigne Independent Director

Robert Castaigne holds a degree from Ecole Centrale de Lille and Ecole Nationale Supérieure du Pétrole et des Moteurs and holds a Doctorate in economics. He has been an independent Director of Sanofi since 2000, and serves as Chairman of the Audit Committee since March 2015. Between 1972 and 2008, Robert Castaigne held various positions at the Total group, including Chief Financial Officer and member of the Executive Committee (1994-2008). Robert Castaigne is currently Director of Société Générale, Vinci and Novatek.

Robert Castaigne is a citizen of France.

Bernard Charlès Independent Director	Bernard Charlès is a graduate of the Ecole Normale Supérieure engineering school in Cachan and has a Ph.D. in mechanical engineering majoring in automation engineering and information science. He also holds an Aggregation in mechanical engineering; this is the most senior

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

teaching qualification achievable in France. He has been an independent Director of Sanofi since 2017.

Bernard Charlès has served since May 2016 as Vice-Chairman and Chief Executive Officer of Dassault Systèmes, a world leader in 3D software with over 220,000 customers in 12 industry sectors. He has been CEO of Dassault Systèmes since September 1995. He joined the company in 1983 and created the New Technology, Research and Strategy division, before being appointed Director for Strategy, Research and Development in 1988. Through his contributions to digital mock-up, product lifecycle management and 3DEXPERIENCE®, Bernard Charlès helped instill a culture of ongoing innovation to further consolidate Dassault Systèmes’ scientific capabilities and make science part of the company’s identity.

Bernard Charlès is a member of the Academy of Technology (France) and of the National Academy of Engineering (United States).

Bernard Charlès is a citizen of France.

Olivier Charmeil Executive Vice President and General Manager, General Medicines and Emerging Markets

Olivier Charmeil is a graduate of HEC (École des Hautes Études Commerciales) and of the Institut d’Études Politiques in Paris. From 1989 to 1994, he worked in the Mergers & Acquisitions department of Banque de l’Union Européenne. He joined Sanofi Pharma in 1994 as head of Business Development. Subsequently, he held various positions within Sanofi, including Chief Financial Officer (Asia) of Sanofi – Synthélabo in 1999 and Attaché to the Chairman, Jean-François Dehecq, in 2000, before being appointed as Vice President, Development within the Sanofi-Synthélabo International Operations Directorate, where he was responsible for China and support functions. In 2003, Olivier Charmeil was appointed Chairman and Chief Executive Officer of Sanofi-Synthélabo France, before taking the position of Senior Vice President, Business Management and Support within the Pharmaceutical Operations Directorate. In this role, he piloted the operational integration of Sanofi-Synthélabo and Aventis. He was appointed Senior Vice President Asia/Pacific, Pharmaceutical Operations in February 2006; Operations Japan reported to him from January 1, 2008, as did Asia/ Pacific and Japan Vaccines from February 2009. On January 1, 2011, Olivier Charmeil was appointed Executive Vice President Vaccines, and joined Sanofi’s Executive Committee.

In May 2015, Olivier Charmeil and André Syrota were appointed as Co-Leaders of “Medicine of the Future”, an initiative developed by the French Minister for Economy, Industry and Digital Affairs, the French Minister for Social Affairs, Health and Women’s Rights and the French Minister for National and Higher Education and Research. They have been tasked with assembling a group of industrialists and academics, with the objective of imagining how French industry can accelerate the launch and export of innovative industrial products, with an emphasis on new biotechnologies. On June 1, 2016, Olivier Charmeil was appointed Executive Vice President and General Manager of Sanofi’s General Medicines and Emerging Markets Global Business Unit.

Olivier Charmeil is a citizen of France.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

Jérôme Contamine Executive Vice President, Chief Financial Officer

Jérôme Contamine is a Graduate of École Polytechnique (X), ENSAE (École Nationale de la Statistique et de l’Administration Économique), and ENA (École Nationale d’Administration). After four years at the Cour des Comptes as a Senior State General Auditor, he joined Elf Aquitaine in 1988 as advisor to the Chief Financial Officer, and became Group Finance and Treasury Director in 1991. He became the General Manager of Elf Petroleum Norway in 1995, after being named Deputy Vice President of Elf Upstream Division for Europe and the US. In 1999, he was appointed as a member of the taskforce for integration with Total, in charge of the reorganization of the merged entity, TotalFinaElf, and in 2000 became Vice President Europe and Central Asia, Upstream Division of Total. The same year, he joined Veolia Environnement as CFO and Deputy General Manager. In 2003, he was appointed Senior Executive Vice President, Deputy Chief Executive Officer, Financial Director of Veolia Environnement. Since 2006, he has been a director of Valeo. Jérôme Contamine joined Sanofi as Executive Vice President, Chief Financial Officer (CFO) in March 2009.

Jérôme Contamine is a citizen of France.

Claudie Haigneré Independent Director

Claudie Haigneré is a rheumatologist, with a Doctorate in sciences majoring in neurosciences. In 1985, she was selected by the CNES (French National Space Center) as an astronaut candidate. She has been an independent Director of Sanofi since 2008, member of the Appointments and Governance Committee and of the Compensation Committee. Claudie Haigneré began her career as a rheumatologist at Cochin Hospital in Paris in 1984. In 1996, she participated in the scientific space mission to the MIR space station (Cassiopée, Franco-Russian mission), then in 2001, in the scientific and technical space mission to the International Space Station (Andromède mission). From 2002 to 2004, she was Deputy Minister for Research and New Technologies in the French government, then Deputy Minister for European Affairs from 2004 to 2005. Between 2005 and 2009, she was Counselor to the European Space Agency (ESA). Between 2009 and 2015, she was the CEO of Universcience in Paris. Since 2015, she has been an advisor to the European Space Agency. Claudie Haigneré is currently a Director for several companies and foundations in France including: Fondation de l’Université de Lyon, Fondation C-Génial, Fondation d’Entreprise L’Oréal. She is a Member of Académie des Technologies, Académie des Sports, Académie Nationale de l’Air et de l’Espace and Académie des Sciences de l’Outre-Mer.

Claudie Haigneré is a citizen of France.

Patrick Kron Independent Director	Patrick Kron is a graduate of École polytechnique and the Paris École des mines. He has been an independent Director of Sanofi since 2014 and currently serves as Chairman of the Compensation Committee of Sanofi and Member of the Appointments and Governance Committee and the Strategy Committee of Sanofi. Patrick Kron started his career in the French Ministry of Industry where he served from 1979 until 1984. He then joined the Pechiney Group where from 1984 until 1988 he held operational responsibilities in one of the Group’s most important

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

factories in Greece, becoming manager of the Greek subsidiary. From 1988 to 1993, he occupied several senior operational and financial positions within Pechiney, first managing a group of activities in the processing of aluminium and eventually as President of the Electrometallurgy Division. In 1993, he became a member of the Executive Committee of the Pechiney Group and was appointed Chairman of the Board of the Carbone Lorraine Company, a position he held until 1997. From 1995 to 1997, he ran the Food and Health Care Packaging Sector of Pechiney and held the position of Chief Operating Officer of the American National Can Company in Chicago (USA). From 1998 to 2002, Patrick Kron was Chief Executive Officer of Imerys before joining Alstom in 2002. He has been Chief Executive Officer of Alstom since January 1, 2003, and Chairman and Chief Executive Officer since March 11, 2003. Patrick Kron was awarded the Légion d’honneur in 2004 and is Officer of National Order of Merit since 2007. Additionally, he is a Director of Bouygues, Vice-President of the Les Arts Florissants choral group association and Chairman of Truffle Capital SAS and of PKC&I SAS.

Patrick Kron is a citizen of France.

Fabienne Lecorvaisier Independent Director

Fabienne Lecorvaisier is a graduate of Ecole Nationale des Ponts et Chaussées. She is an independent Director at Sanofi and serves as a member of the Audit Committee since 2013. Fabienne Lecorvaisier began her career at Société Générale and later held various positions at Barclays Bank and the Banque du Louvre. In 1993, she joined the Essilor Group as Development Director before being appointed Finance and Information Systems Director of Essilor America in 1996, then Chief Financial Officer of the Group in 2001 and Senior Vice-President Strategy and Acquisitions in 2007. In 2008, she was appointed Chief Financial Officer of the Air Liquide Group, and member of its Executive Committee. Since July 2017, she has been appointed Executive Vice President of the Air Liquide Group in charge of Finance, Operations Control and General Secretariat. In addition to her current functions, the Legal Department, the General Control Department and the Shareholders Services report to her. Fabienne Lecorvaisier is Chairwoman and Chief Executive Officer of Air Liquide Finance and a Director of Air Liquide International, Air Liquide France Industries, Air Liquide Eastern Europe, as well as a Director of American Air Holdings and SOAEO. She is also Executive Vice President of Air Liquide International Corporation and Manager of Air Liquide US LLC.

Fabienne Lecorvaisier is a citizen of France.

Melanie Lee Independent Director

Melanie Lee, PhD, CBE, is Chief Scientific Officer at BTG plc (since November 2014), a company which operates in interventional medicine in vascular disease, oncology and pulmonology. She is an independent Director at Sanofi since 2017.

Following her academic career she spent 10 years at Glaxo/GlaxoWellcome (1988-1998). In 1998, Melanie joined Celltech plc as Executive Director of Research. Celltech plc was subsequently acquired

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

by UCB where she became Executive Vice President, Research and Development.

After leaving UCB in 2009 she had a successful tenure as CEO at Syntaxin Ltd, a UK based biotech and following the sale to Ipsen, founded NightstaRx Ltd, a Syncona backed company in 2014.

Melanie received an undergraduate degree in Biology from the University of York and then a Ph.D. at National Institute for Medical Research in London.

She worked as a molecular genetics postdoc, first at Imperial College London on yeast and then from 1985 with Sir Paul Nurse, a Nobel Prize winner, at the Imperial Cancer Research Fund’s Lincoln’s Inn Laboratories. Melanie received her CBE for services to medical science in 2009.

Melanie Lee is a British citizen

Suet-Fern Lee Independent Director

Suet-Fern Lee holds a law degree from Cambridge University. She has been an independent Director of Sanofi since 2011. Suet-Fern Lee qualified as a Barrister-at-Law at Gray’s Inn, London in 1981 before being admitted to the Singapore Bar in 1992. She has had extensive experience as a corporate lawyer in Asia for which she has won numerous professional awards. She is the Managing Partner of Morgan Lewis & Bockius LLP and a Member of the Board as well as the Chair of the International Leadership Team. Since 2006, she is a member of the Board of Trustees of Nanyang Technological University and of the Accounting Advisory Board of National University of Singapore Business School. In 2007, she became a member of the Advisory Committee of the Singapore Management University School of Law. Suet-Fern Lee is currently a Board Member of Axa in France. In Singapore, she is a Director of Rickmers Trust Management Pte Ltd and Stamford Corporate Services Pte Ltd. In the United States, she is a Director of the World Justice Project and in Bermuda, she is a Director of Caldecott Inc.

Suet-Fern Lee is a citizen of Singapore.

Karen Linehan Executive Vice President, Legal Affairs and General Counsel

Karen Linehan graduated from Georgetown University with Bachelor of Arts and Juris Doctorate degrees. Prior to practicing law, Ms. Linehan served on the congressional staff of the Speaker of the U.S. House of Representatives from September 1977 to August 1986. Until December 1990, she was an Associate in a mid-size law firm in New York. In January 1991, she joined Sanofi as Assistant General Counsel of its U.S. subsidiary. In July 1996, Ms. Linehan moved to Paris to work on international matters within the Group and she has held a number of positions within the Legal Department, most recently as Vice President – Deputy Head of Legal Operations. She was appointed to her current position in March 2007.

Karen Linehan is a citizen of the United States of America and Ireland.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

David Loew Executive Vice President, Sanofi Pasteur

David Loew has a degree in Finance and Marketing and an MBA from the University of St. Gallen in Switzerland. He started his career in the United States at Coopers & Lybrand and Hewlett Packard in 1990, before joining Roche in 1992. Over the next 21 years, David held a variety of positions with Roche including Global Oncology Head, General Manager Switzerland, Global Chief Marketing Officer & Head of Global Product Strategy, Region Head Eastern Europe, Middle East and Africa for the Pharma Division of Roche. He is the International Federation Pharmaceutical Manufacturers & Associations (IFPMA) representative on the Board of the Global Alliance for Vaccines and Immunization (GAVI). He also chairs the Steering Committee of IFPMA, comprising the CEOs of the member companies (GSK, Merck, Johnson & Johnson, Pfizer, Takeda, Novartis and Daiichi Sankyo). David joined Sanofi in July 2013 as Senior Vice President Commercial Operations Europe and became Head of Global Commercial Operations at Sanofi Pasteur in January 2016. On June 1, 2016, he was appointed Executive Vice President of Sanofi Pasteur.

David Loew is a citizen of Switzerland.

Philippe Luscan Executive Vice President, Global Industrial Affairs

Philippe Luscan is a graduate of the Ecole Polytechnique and the Ecole des Mines in Biotechnology in Paris. He began his career in 1987 as a Production Manager at Danone. In 1990, he joined the Group as Director of the Sanofi Chimie plant at Sisteron, France, and subsequently served as Industrial Director of Sanofi in the United States, as Vice President Supply Chain and as Vice President Chemistry in September 2006. He was appointed to his present position in September 2008. Since January 1, 2015, Philippe Luscan is also President of Sanofi in France.

Philippe Luscan is a citizen of France.

Alan Main Executive Vice President, Consumer HealthCare

Alan Main has a BA (Hons) in International Marketing from Thames Polytechnic in London, and has completed various executive and leadership development programs at London, Harvard and Columbia Business Schools, as well as INSEAD (Asia). Alan has more than 30 years of marketing and general management experience in the Consumer Health and Medical Device fields, initially with Stafford Miller/Block Drug (now part of GSK). He then moved to Merrell Dow (now part of Sanofi) and London Rubber Company. In 1992, he joined Roche Consumer Health where he took on positions of increasing responsibility in the United Kingdom, South Africa and the Asia-Pacific region. Following the acquisition of Roche Consumer Health by Bayer in 2004, Alan continued to occupy key management roles, including Region Head for Asia Pacific and Europe. In 2010, Alan transferred to the medical device business of Bayer as Global President for Bayer Medical Care. He was appointed to his present position in October 2016.

Alan Main is a citizen of the United Kingdom.

Muzammil Mansuri Executive Vice President, Strategy & Business	Muzammil Mansuri holds a Bachelor of Science degree in Chemistry and a Ph.D. in Organic Chemistry from University College London. He held post-doctoral positions at the University of California, Los Angeles

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

(UCLA) and Columbia University. He started his career in 1981 with Shell Research Limited where he began as a research scientist. After Shell, he spent several years with Bristol-Myers Company in various R&D roles with increasing responsibility. From 2007 to 2010, he was Chairman and CEO at CGI Pharmaceuticals. Before joining Sanofi, Muzammil’s most recent position was Senior Vice President, Research & Development Strategy and Corporate Development at Gilead Sciences. He was appointed to his current position in February 2016.

Muzammil Mansuri is a citizen of the United States of America and the United Kingdom.

Christian Mulliez Director

Christian Mulliez holds a degree from ESSEC (Ecole Supérieure des Sciences Economiques et Commerciales). He has been a Director of Sanofi since 2004, and serves as member of the Audit Committee and the Compensation Committee. From 1984 to 2002, Christian Mulliez held various positions at Synthélabo and then at Sanofi-Synthélabo, including Vice President Finance. Since 2003, he has been Executive Vice President and Chief Financial Officer of L’Oréal. Christian Mulliez is also Chairman of the Board of Directors of Regefi and Director of DG 17 Invest in France. He is a Director of L’Oréal USA Inc. and of The Body Shop International (United Kingdom).

Christian Mulliez is a citizen of France.

Ameet Nathwani Executive Vice President, Medical Affairs

Dr. Nathwani was born in Uganda and studied in the United Kingdom. He qualified in medicine in 1987 in London, and acquired his specialization in Cardiology at a number of University Hospitals in London. He also has a diploma in Pharmaceutical Medicine and an executive Masters in Business Administration. Dr. Nathwani has more than twenty years’ experience in the pharmaceutical industry, beginning in 1994 when he joined Glaxo Group Research. Between 1994 and 2004, he held increasingly senior functional and franchise leadership roles in research and development at Glaxo, SmithKline Beecham and GlaxoSmithKline, in Europe and the US. He joined Novartis in 2004 as Senior Vice President and Global Development Head of the Cardiovascular and Metabolic Franchise, and over an 11-year period held a number of senior development and commercial positions including Global Head of the Critical Care Franchise. In June 2014, he was appointed Global Head of Medical Affairs at Novartis Pharma AG and became a member of the Pharma Executive Committee, where he led the establishment of a Real World Evidence Center of Excellence and piloted the Digital Medicine strategy. He was appointed to his present position in May 2016.

Ameet Nathwani is a citizen of the United Kingdom.

Stefan Oelrich Executive Vice President and General Manager, Diabetes & Cardiovascular	Stefan Oelrich holds a Master’s degree in Business Administration from the Business School of the Cologne Chamber of Commerce. Stefan began his career in Bayer AG in Germany in 1992 where he held positions of increasing responsibility and leadership across Latin America, Europe and the US including General Manager for Bayer

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

Healthcare in Belgium and in France. He led Bayer Pharmaceutical’s US Marketing as VP of Marketing followed by a promotion to SVP & General Manager US Women’s Healthcare. At Sanofi, Stefan Oelrich previously served as head of Sanofi’s global diabetes franchise since June 2016. Prior to that, he held the role of DCV Europe Region Head & Sanofi Europe Coordinator, and he was heavily involved in establishing the DCV global business unit since mid-2015. Between 2011 and 2015 he served as General Manager in Germany, Switzerland and Austria.

On October 2, 2017, he was appointed Executive Vice President and General Manager, Diabetes & Cardiovascular.

Stefan Oelrich is a citizen of Germany.

Marion Palme Director Representing Employees

Marion Palme holds a Bachelor of Science in Chemical Engineering from Provadis School of International Management and Technology (Frankfurt, Germany). She has been a Director of Sanofi representing employees since May 2017. She has been an employee of Sanofi since 2002.

Marion was a member of the European Works Council from 2010 to 2017. She is a member of the German Industrial Union Mining, Chemistry, Energy (IG BCE).

Marion Palme is a citizen of Germany.

Carole Piwnica Independent Director

Carole Piwnica holds a degree in law from Université Libre de Bruxelles and a Masters in law from New York University. She is an independent Director of Sanofi since 2010 and a member of the Audit Committee. Member of the bar of New York and Paris, Carole Piwnica started her career in 1985 at Proskauer Rose, New York, before joining the merger & acquisitions department of Shearman & Sterling, Paris, in 1987. She was General Counsel at Gardini et Associés from 1991 to 1994 when she joined Amylum Group where she was Chairman from 1996 to 2000. Between 1996 and 2006, she was Vice-President and Board Member of Tate & Lyle Plc, a world leader in sugar derivatives. Carole Piwnica currently is a Board Member of Eutelsat Communications and of Rothschild & Co in France. She is also Director of Naxos UK Ltd, a company specialized in private equity consulting in the UK and of Amyris Inc. in the U.S.

Carole Piwnica is a citizen of Belgium.

Roberto Pucci Executive Vice President, Human Resources	Roberto Pucci has a law degree from the University of Lausanne, Switzerland. He started his career in 1985 at Coopers & Lybrand in Geneva, Switzerland as an external auditor. He then joined Hewlett-Packard (HP) in 1987, where he held various positions in Human Resources in Switzerland and Italy including HR Manager for the European Headquarters and Human Resources Director in Italy. In 1999,

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

he became Director, Compensation & Benefits for Agilent Technologies, a spin off from HP, and was appointed Vice President Human Resources Europe in 2003. In 2005, he moved to the United States to join Case New Holland, a subsidiary of the Fiat Group, as Senior Vice President, Human Resources, and in 2007 was appointed Executive Vice President, Human Resources for the Fiat Group in Turin, Italy. Roberto Pucci joined Sanofi as Executive Vice President Human Resources in October 2009.

Roberto Pucci is a citizen of Italy and Switzerland.

Christian Senectaire Director Representing Employees

Christian Senectaire has 30 year experience in employee representative bodies and social dialogue. He has been a Director at Sanofi representing employees since May 2017. He was designated by the CFDT, the company’s first trade union organization in France.

Christian Senectaire has been with Sanofi (and former companies Roussel-Uclaf, HMR, Aventis) since 1985. He is a qualified production technician at Sanofi’s Vertolaye site (Auvergne-Rhône-Alpes region). He has been involved in employee representation since 1987. Specifically, he has been an alternate member of the Works Council at the Vertolaye site and of the Sanofi Chimie Works Central Council (1995-2017) and Secretary of this body (2005 to 2006), the Committee on hygiene, safety and working conditions (CHSCT) and the employee representatives; member of the Sanofi Group Works Council (2005-2017) and Secretary of this body (2005 to 2006 2010 to 2013). He has also been the Central Delegate for the CFDT union, Sanofi Chimie from 2013 to 2017 and Deputy Group Delegate for the CFDT union, Sanofi France from 2015 to 2016. Christian Senectaire has also been a member of the supervisory boards of PEG and PERCO (Group savings and pension savings plans) since 2009. Christian Senectaire is Member of the Compensation and Disclosure Committee of Laboratoires Pichot SAS.

Christian Senectaire is a citizen of France.

Bill Sibold Executive Vice President, Sanofi Genzyme

Bill Sibold holds an MBA from Harvard Business School and a BA in Molecular Biophysics and Biochemistry from Yale University. Bill has more than twenty-five years of experience in the biopharmaceutical industry since starting his career with Eli Lilly. He held a number of leadership positions within Biogen, including driving their U.S. commercial operations in neurology, oncology and rheumatology and general management of Biogen’s Australian and Asia-Pacific business. In addition to his time with Biogen, Mr. Sibold also served as the chief commercial officer of Avanir Pharmaceuticals.

Bill Sibold joined Sanofi in late 2011 as head of the MS franchise where he oversaw the successful launches of Aubagio® and Lemtrada®. He most recently served as head of Sanofi Genzyme’s Global Multiple Sclerosis, Oncology and Immunology organization, a position he held since January 2016 and where he led preparation for the global launches of Dupilumab and Sarilumab.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

Since July 1st, 2017, Bill Sibold has been Executive Vice President Sanofi Genzyme of the Specialty Care Global Business Unit, Sanofi Genzyme.

Bill Sibold is a citizen of the United States of America and Canada.

Diane Souza Independent Director

Diane Souza holds a degree in Accounting from University of Massachusetts and an honorary doctorate in Business Studies from University of Massachusetts Dartmouth. She is a Certified Public Accountant. She is an independent Director of Sanofi since 2016 and a member of the Compensation Committee. Diane Souza started her career as an Audit Staff Accountant at Price Waterhouse in 1979, then held various positions at Deloitte Haskins & Sells from 1980-1988 before returning to Price Waterhouse from 1988-1994. From 1994-2006, she held various senior positions at Aetna Inc. From 2007-2008, she served as Principal Consultant at Strategic Business Solutions, LLC and from 2008-2014, she served as Chief Operating Officer of OptumHealth Specialty Benefits, then Chief Executive Officer of UnitedHealthcare Specialty Benefits. She is a Director at Farm Credit East in the United States.

Diane Souza is a citizen of the United States of America.

Thomas Südhof Independent Director

Thomas Südhof holds a degree in medicine from the Faculty of Medicine of the University of Göttingen. He is an independent Director of Sanofi since 2016. He started his career as a Research Assistant at the Max Planck Institute for Biophysical Chemistry in 1978, then became an Assistant Professor at the University of Texas Southwestern Medical School in 1983 before later becoming the Cahir of the Neuroscience Department. In 2008, he won the Bernard Katz Prize of the Biophysical Society, jointly with Reinhard Jahn. In 2013, he won the Nobel Prize for Physiology or Medicine, jointly with James Rothman and Randy Shekman and the Albert Lasker Prize for Basic Medical Research, jointly with Richard Sheller.

Thomas Südhof is a citizen of Germany and the United States of America.

Kathleen Tregoning Executive Vice President, External Affairs	Kathleen Tregoning received her Bachelor’s degree in International Relations from Stanford University and her master’s degree in Public Policy from the Kennedy School of Government at Harvard University. Kathleen has more than 20 years of experience in policy development and advocacy, stakeholder outreach, and external engagement. She began her career in 1993 with Andersen Consulting in San Francisco and later served as a Policy Advisory and then Assistant Deputy Mayor in the Office of the Mayor for the City of Los Angeles. In 2001, Kathleen moved to Washington, D.C. where she served as a professional staff member in the U.S. Congress, working for the chairmen of the House of Representatives Ways & Means Committee, the House Energy & Commerce Committee, and the Senate Budget Committee. In these positions she was a key resource for members of Congress on a wide range of health care issues, including Medicare, Medicaid, prescription drugs, disease management, health care information technology, and

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

post-acute care. Kathleen joined Biogen in 2006 as Vice President, Public Policy & Government Affairs. Over the course of nine years, she built the company’s first global government affairs team to advance policies that enable the delivery of innovative biopharmaceutical products to patients. In 2015, Kathleen was appointed Senior Vice President, Corporate Affairs at Biogen, overseeing the company’s policy and advocacy engagement, corporate and employee communications, media relations, product communications and philanthropy/community outreach on a global basis. She was appointed to her present position in February 2017.

Kathleen Tregoning is a citizen of the United States of America.

Elias Zerhouni, MD President, Global Research and Development

Born in Algeria where he completed his initial medical training, Dr. Zerhouni continued his academic career at the Johns Hopkins University and Hospital (United States) in 1975 where he rose to the rank of professor of Radiology and Biomedical Engineering. He served as Chair of the Russell H. Morgan Department of Radiology and Radiological Sciences, Vice Dean for Research and Executive Vice Dean of the School of Medicine from 1996 to 2002 before his appointment as Director of the National Institutes of Health of the United States of America from 2002 to 2008. Dr. Zerhouni was received as member of the US National Academy of Sciences’ Institute of Medicine in 2000. He was appointed as Chair of Innovation at the Collège de France and elected a member of the French Academy of Medicine in 2010, and received the Transatlantic Innovation Leadership award in December 2011. He is the author of over 200 scientific publications and has filed eight patents. In February 2009, Sanofi named Dr. Zerhouni Scientific Advisor to the Chief Executive Officer and to the Senior Vice-President Research & Development. He was appointed President Global Research & Development Medicines and Vaccines and became a member of Sanofi’s Executive Committee in January 2011. In 2013, he was appointed as a member of the US National Academy of Engineering.

Dr. Zerhouni is a citizen of the United States of America.

†	Mr. Carouge’s appointment as an executive officer of Parent will take effect on February 15, 2018.

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